Exhibit 99.1

ANNUAL FINANCIAL REPORT

OF

KT CORPORATION

(From January 1, 2021 to December 31, 2021)

(Translation of the Annual Report filed in Korean with the Financial Supervisory Service of Korea)

I. Corporate Generals

1.	Corporate Purpose of KT Corporation

Business Objectives

1.	Information and communications business;

2.	New media business and internet multimedia broadcasting business

3.	Development and sale of software and contents;

4.	Sale and distribution of information communication equipment;

5.	Testing and inspection of information communication equipment, device or facilities;

6.	Advertisement business;

7.	Retail business via telephone, mail order or online;

8.	IT facility construction business, electrical construction business and fire protection facility business

9.	Real estate and housing business

9(1).	Business facilities management and business support service industry

10.	Electronic banking and finance business;

11.	Education and learning service business;

12.	Security service business (Machinery system surveillance service, Facilities security service, etc);

13.

Research and technical development, education, training and promotion, overseas businesses, and export and import, manufacture and distribution related to activities mentioned in Subparagraphs 1 through 12

14.	Frequency-based telecommunications services and other telecommunications services

15.	Value-added telecommunications business

16.	Manufacture, provision (screening) and distribution of contents such as musical records, music videos, movies, videos and games

17.	Issuance and management of pre-paid electronic payment instruments, and businesses related to electronic finance such as payment gateway services

18.	Sales and leasing of equipment and facilities related to the activities mentioned in Subparagraphs 14 through 17

19.	Any overseas business or export and import business related to activities mentioned in Subparagraphs 14 through 18

20.	Tourism

21.	(Deleted)

22.	New and renewable energy, energy generation business, electrical system design business and electrical safety management agent business

23.	Health Informatics business

24.	Manufacture of communication equipment, device or facilities for military purpose

25.	Energy diagnostics business, professional business relating to energy conservation, and any and all other business in the field of energy use rationalization

26.	Information securities, any and all other business in the field of identification service

27.	Activities of management consultancy

28.	Warehousing and storage

29.	Total construction business

30.	Specialized design services

31.	Freight Transportation Business, Cargo Transportation Intermediation Business

32.	Manufacturing and sales of medical device

33.	Any and all other activities or businesses incidental to or necessary for attainment of the foregoing

34.	Personal information management business and ancillary work

2.	History

A.	Changes since Incorporation

(1)	Date of Incorporation: December 10, 1981

(2)	Location of Headquarters:

90 Bulljeong-ro

Bundang-gu, Seongnam-city

Gyeonggi-do 13606

Korea

(3)	Major Changes in KT Corporation

•	On March 27, 2009, KT Corporation (“KT”) signed a merger agreement with its mobile subsidiary KTF, in which KT held a 54.25% interest, and on June 1, 2009, the merger was completed.

•

At the annual general shareholders’ meeting held on March 11, 2011, KT’s shareholders approved the addition of the health bioinformatics business to KT’s business objectives, which is a new emerging industry that integrates IT with genetic data information sequencing, computation, accumulation, and application. The shareholders also approved the addition of military communication equipment, devices and facility manufacturing to its business objectives.

•	Mr. Suk Chae Lee was reelected as the Chief Executive Officer (“CEO”) and President of KT at the annual general shareholders’ meeting held on March 16, 2012.

•

At the annual general shareholders’ meeting held on March 15, 2013, KT’s shareholders approved the addition of energy inspection, energy conservation, and the energy use rationalization business to KT’s business objectives.

•	Mr. Chang-Gyu Hwang was elected as the CEO and President of KT at the extraordinary general shareholders’ meeting held on January 27, 2014.

•

At the annual general shareholders’ meeting held on March 25, 2016, KT’s shareholders approved the addition of Information securities, any and all other business in the field of identification service.

•

Mr. Chang-Gyu Hwang was re-elected as the CEO and President of KT at the annual general shareholders’ meeting held on March 24, 2017. KT’s shareholders approved the addition of fire protection facility business, electrical system design business, activities of management consultancy, and warehousing & storage

•

At the annual general shareholders’ meeting held on March 23, 2018, KT’s shareholders approved the addition of electrical safety management agent business. They also approved the Total construction business for Clarification of Business Purpose and Specialized design services for Business Area Expansion.

•	Mr. Hyeon-Mo Ku was elected as the Representative Director of KT at the annual general shareholders’ meeting held on March 30, 2020.

•

At the annual general shareholders’ meeting held on March 31, 2021, KT’s shareholders approved the addition of “My data” business on the Article of Incorporation. They also approved change in notification and diversification of shareholders return method.

3.	Total Number of Shares and Related Matters

A.	Status of Capital Increase/Decrease (As of December 31, 2021) (Unit: KRW million, Shares)

Type of Stock	Category	40th (The end of 2021)	39th (The end of 2020)	38th (The end of 2019)
Common Stock	Current Number of Issued Shares	261,111,808	261,111,808	261,111,808
	Par value	0.005	0.005	0.005
	Capital Stock	1,564,499	1,564,499	1,564,499
Preferred Stock	Current Number of Issued Shares
	Par value
	Capital Stock
Others	Current Number of Issued Shares
	Par value
	Capital Stock
Total	Capital Stock	1,564,499	1,564,499	1,564,499

Date of Shares Issued (Retired)	Type of Shares Issued (Retired)	Details of Issued (Retired) Shares
		Type	Number of Issued (Retired) Shares	Par Value per Share	Par Value of Issued per Share	Note
—	—	—	—	—	—	—

B.	Total Number of Shares (As of December 31, 2021) (Unit: Shares)

Category		Type of Shares		Total
		Common shares	Preferred shares
I. Total Number of Authorized Shares		1,000,000,000	—	1,000,000,000
II. Total Number of Issued Shares		312,899,767	—	312,899,767
III. Total Number of Reduced Shares		51,787,959	—	51,787,959
Details of Reduced Shares	1. Reduction of Capital	—	—	—
	2. Share Retirement	51,787,959	—	51,787,959
	3. Redemption of Redeemable Shares	—	—	—
	4. Other	—	—	—
IV. Current Number of Issued Shares (II – III)		261,111,808	—	261,111,808
V. Number of Treasury Shares		25,303,662	—	25,303,662
VI. Current Number of Issued and Outstanding Shares		235,808,146	—	235,808,146

C. Acquisition and Disposal of Treasury Shares (As of December 31, 2021) (Unit: Shares)

Method of Acquisition		Type of Shares	Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	End of Term
Direct Acquisition	Over-the- Counter	Common shares	14,719,678	—	1,566,902	—	13,152,776
		Preferred shares	—	—	—	—	—
	Exchange- Traded	Common shares	—	—	—	—	—
		Preferred shares	—	—	—	—	—
Indirect Acquisition (e.g. Trust Contract)		Common shares	4,550,000	7,600,886	—	—	12,150,886
		Preferred shares	—	—	—	—	—
Total		Common shares	19,269,678	7,600,886	1,566,902	—	25,303,662
		Preferred shares	—	—	—	—	—

•	The above “Beginning of Term” means as of January 1, 2021 and “End of Term” means as of December 31, 2021, which is the most recent date of shareholder registry.

•	Details of Disposition of treasury shares from January 1, 2021 to December 31, 2021 are as follows.

- On July 14, 2021, KT disposed 134,570 shares of treasury shares for stock grant to compensation to outside directors and executive directors for FY 2020.

- On December 14, 2021, KT disposed 1,432,332 shares of treasury shares for stock grant to provide stock grant compensation to employees

II. Business Details

Overview

1.	(Manufacturing Service) Business Overview

A.	ICT : KT

KT operates wireless communications services for individual and corporate customers such as wireless communications, high-speed Internet, and corporate lines, pay TV services such as IPTV, and platform-based B2B businesses such as IDC, Cloud, and AI/DX. KT declared its change into a digital platform company (DIGICO) in 2020 and is accelerating innovation from various businesses such as media, finance, and B2B to customer-centered platforms. Based on the solid performance growth of Telco business in 2021, we are striving for the growth of B2B+DIGICO business.

B.	Satellite TV : Skylife

KT Skylife is leading the domestic HD broadcasting service market by commercializing H.264 based multi-channel HD for the first time in Korea. It is launching Korea’s largest UHD multi-channel service and reflecting customer trends that aim for rational consumption with ‘30% discount home combination’ products. In October 2020, it launched ‘SkyLife Mobile’, an affordable phone service, and started selling three types of combined products (TPS) including affordable phones, satellite broadcasting, and the Internet.

C.	Other Businesses (Estate, Commerce, Ad, etc.)

Genie Music provides high-quality music streaming services and differentiated music services using artificial intelligence (AI) curation technology based on customer music listening history through the music service platform ‘genie’. KT SAT’s satellite service business is a business that receives orbit and frequency from the government and uses them to secure satellites and generate profits by providing services. We provide satellite services using a total of four self-owned satellites and satellite relay services from overseas operators. KT ESTATE provides the best value in each field, such as project financing, construction management, marketing, leasing and management, as well as planning and design of real estate products. KT Alpha (formerly KT HiTel) is expanding its e-commerce business from TV to mobile, and is creating e-commerce capabilities and synergy through a merger with KT mhows which has mobile coupon business capabilities. Nasmedia is mainly engaged in Internet and mobile, IPTV, and digital outdoor advertising media sales centered on display advertising, and launched K-Deal, a text-based CPS advertising product, in 2021. KT Studio Genie was established on January 28, 2021 to lead the group’s media/content business (content production/planning/investment/distribution, etc.).

2.	(Manufacturing Service) Main Products and Services

A.	ICT : KT

The price fluctuations of representative rates of mobile, IPTV, broad band, fixed-line phones, and combined products provided by KT are as follows. For more information, please refer to the product service contents on our website(https://product.kt.com). The prices below are the amounts that do not reflect the Additional discount.

•	Mobile

2020 (Unit : Korean won, VAT included)

Plan		Monthly Rate
5G Super Plan Choice	Premium Choice	130,000
	Special Choice	110,000
	Basic Choice	90,000
5G Simple		69,000
5G Slim		55,000
5G Save		45,000

We launched the KT 5G Super Plan Choice on September 25, 2020, and added Netflix contents on them on October 28, 2020. We added the partnership benefit for the Hyundai Card holders on June 2, 2021 and Disney+ contents on October 5, 2021. And we also launched the 5G Simple and the 5G Save on October 5, 2020.

2019 (Unit : Korean won, VAT included)

Plan		Monthly Rate
5G Super Plan	Premium	130,000
	Special	100,000
	Basic	80,000
5G Slim		55,000

We launched the KT 5G Super Plan on April 5, 2019.

•	IPTV IPT

2021 (Unit : Korean won, VAT included)

Plan	Monthly Rate	Rate with 1 year term	Rate with 2 year term	Rate with 3 year term	Rate when IPTV and Broadband are combined
Essence Plus	28,160	26,730	25,300	22,484	18,700
VOD Plus	29,150	27,775	26,510	23,980	20,900
TV Prime Super	36,300	34,540	32,890	29,480	25,300
TV Netflix
UHD	39,600	37,325	35,840	31,680	27,500
TV Prime
Home-school	108,900	103,950	99,000	89,100	82,500

2020 (Unit : Korean won, VAT included)

Plan	Monthly Rate	Rate with 1 year term	Rate with 2 year term	Rate with 3 year term	Rate when IPTV and Broadband are combined
TV Basic	18,150	17,270	16,390	14,740	12,100

We launched the TV Basic in April 2020.

2019 – No change

2018 (Unit : Korean won, VAT included)

Plan	Monthly Rate	Rate with 1 year term	Rate with 2 year term	Rate with 3 year term	Rate when IPTV and Broadband are combined
TV Essence	25,300	24,035	22,770	20,240	16,500
TV Entertainment	31,020	29,469	27,918	24,816	20,900
TV Prime Kids Land	31,020	29,469	27,918	24,816	20,900

•	Broadband

The below rate is an amount that does not reflect additional expenses such as modem rental fee.

2021 (Unit : Korean won, VAT included)

Plan	Monthly Rate	Rate with 1 year term	Rate with 2 year term	Rate with 3 year term	Rate with 3 year term when IPTV, mobile and Broadband are combined
GiGA Wi Max 2.5G(ax)	78,100	69,300	60,500	45,650	40,150
GiGA Wi Max 1G(ax)	72,600	63,800	55,000	40,150	34,650
GiGA Wi Max 500M(ax)	63,800	56,100	48,400	35,750	30,250
GiGA Wi Max 100M(ax)	57,200	48,950	40,700	24,750	24,750
Multinet Essence	60,500	53,900	48,400	44,000	38,500
Multinet Basic	51,700	46,200	41,800	38,500	33,000
Multinet Slim	45,100	39,600	34,100	27,500	27,500

The rates are the amount applied to the GiGA Wi Max 2.5G/1G/500M/100M plans with 3 year term when IPTV, mobile and Broadband are combined. The Multinet Essence/Basic/Slim rates are the amount applied to the 3 years term when multinet(TV) is combined

2020 (Unit : Korean won, VAT included)

Plan	Monthly Rate	Rate with 1 year term	Rate with 2 year term	Rate with 3 year term	Rate with 3 year term when IPTV, mobile and Broadband are combined
GiGA Wi Max 2.5G(ac)	78,100	69,300	60,500	45,100	39,600
GiGA Wi Max 1G(ac)	72,600	63,800	55,000	39,600	34,100
GiGA Wi Max 500M(ac)	63,800	56,100	48,400	35,200	29,700
GiGA Wi Max 100M(ac)	57,200	48,950	40,700	24,200	24,200

The rates are the amount applied to the GiGA Wi Max 2.5G/1G/500M/100M plans with 3 year term when IPTV, mobile and Broadband are combined.

2019 (Unit : Korean won, VAT included)

Plan	Monthly Rate	Rate with 1 year term	Rate with 2 year term	Rate with 3 year term	Rate with 3 year term when IPTV, mobile and Broadband are combined
10 GiGA Max 10G	110,000	99,000	93,500	88,000	77,000
the Internet that reassures the family (10 GiGA Max 2.5G)	63,800	57,750	51,700	45,100	39,600
the Internet that reassures the family (GiGA Max 1G)	58,300	52,250	46,200	39,600	34,100
the Internet that reassures the family (GiGA Max 500M)	49,500	44,550	39,600	34,100	28,600
the Internet that reassures the family (Max 100M)	42,900	37,400	31,900	23,100	23,100
the Internet plus that reassures the family (10 GiGA Max 2.5G)	72,600	64,900	57,200	45,100	39,600
the Internet plus that reassures the family (GiGA Max 1G)	67,100	59,400	51,700	39,600	34,100
the Internet plus that reassures the family (GiGA Max 500M)	58,300	51,700	45,100	35,200	29,700
the Internet plus that reassures the family (Max 100M)	51,700	44,550	37,400	24,200	24,200
The rate with 4 year term is 77,000 won.

The plan names of the internet service changed since September 25, 2021

Classification	AS-IS	TO-BE
Internet only	10 GiGA MAX 10G	Internet Super Premium
	10 GiGA MAX 5G	Internet Premium Plus
	10 GiGA MAX 2.5G	Internet Premium
	GiGA MAX 1G	Internet Essence
	GiGA MAX 500M	Internet Basic
	GiGA MAX 200M	Internet Slim Plus
	GiGA MAX 100M	Internet Slim
WiFi Package	10G MAX 2.5G Plus	Internet Premium WiFi
	GiGA MAX 1G Plus	Internet Essence WiFi
	GiGA MAX 500M Plus	Internet Basic WiFi
	GiGA MAX 100M Plus	Internet Slim WiFi

GiGA Wi internet	GiGA Wi	Internet Wide
the Internet that reassures the family	the Internet plus that reassures the family (10 GiGA Max 2.5G)	Internet Premium WiFi that reassures the family
	the Internet plus that reassures the family (10 GiGA Max 1G)	Internet Essence WiFi that reassures the family
	the Internet plus that reassures the family (10 GiGA Max 500M)	Internet Basic WiFi that reassures the family
	the Internet plus that reassures the family (10 GiGA Max 100M)	Internet Slim WiFi that reassures the family
	the Internet that reassures the family (10 GiGA Max 2.5G)	Internet Premium that reassures the family
	the Internet that reassures the family (10 GiGA Max 1G)	Internet Essence that reassures the family
	the Internet that reassures the family (10 GiGA Max 500M)	Internet Basic that reassures the family
	the Internet that reassures the family (10 GiGA Max 100M)	Internet Slim that reassures the family

•	Fixed-line Telephone Services

2019, 2020 and 2021 – No change

•	Bundled Rate Plans

2021	2020	2019

<2021.04>

● Mobile bundle promotion ‘between friends’

- Equivalent discount benefit as the ‘Mobile bundle pack for my family’ for foreigners of same nationality

<2021.05>

● Renewal of the CEO Success Pack

- Added mobile bundle service

- Integrated VAN billing and relaxation of the discount condition

<2021.08>

● Promotion of the Premium Single bundling package

- 25% discount of the mobile tariff for the service usage of over 500Mbps internet and 5G mobile plan over 80k Korean won (65,890 Korean won for LTE subscriber)

<2021.10>

● Pre-marriage Bundle Promotion

- Lump sum discount of mobile service for soon to be married or newly married couple for maximum 6 months

<2020.04>

● Renewal of the Internet Telephony Home bundle plan

- Change of the discount amount from 2,200 won to 1,100 won of the Internet Telephony Home bundle plan if bundled with Home Telephony with 3 year term

<2020.06>

● Renewal of the Home Telephony TPS bundle plan within home bundle

- Change of the discount amount from 4,620 won to 1,320 won for grade 8 or higher of the Home Telephony bundle plan if bundled with TPS with 3 year term including IPTV

<2020.07>

● CEO Success Pack launch

<2019.04>

● Change of the bundled discount rate about fixed rate discount of 5G plan

- Discount rate 10/15/20/25/30% to bundled mobile 1/2/3/4/5 line

<2019.08>

● 5G Premium Family bundle discount plan promotion (08.09~12.31)

- Term : sign up at least two 5G mobile line starting from ~~W~~80k

- benefit : 25% discount to over 80k for 5G mobile line and 66k for LTE mobile line. (Total amount discount plan is applied to below 80k for 5G mobile line or 66k for LTE mobile line.)

B.	Satellite TV – KT Skylife

•	TV (Unit : Korean won, VAT Included)

Service Type				2021	2020	2011
Satellite only	Android	sky UHD Family A+	Receiving	12,100	12,100	—
			Bundle	8,800	8,800	—
		sky UHD Blue A+	Receiving	14,300	14,300	14,300
			Bundle	11,000	11,000	11,000
		sky UHD Green A+	Receiving	12,100	12,100	12,100
			Bundle	8,800	8,800	8,800
	UHD	sky Family+ HD + sky UHD pack	Receiving	12,100	12,100	—
			Bundle	8,800	8,800	—
	HD	Sky On+ HD	Receiving	8,800	8,800	8,800
			Bundle	7,700	8,250	8,250
OTS	—	UHD OTS Prime Kids Land /Entertainment (19)	Receiving	20,900	20,900	20,900
		UHD OTS Essence (15)	Receiving	16,500	16,500	16,500
		UHD OTS Light (12)	Receiving	13,200	13,200	13,200
		UHD OTS Slim (10)	Receiving	11,000	11,000	11,000
		OTS Prime Kids Land /Entertainment (19)	Receiving	20,900	20,900	20,900
		OTS Essence (15)	Receiving	16,500	16,500	16,500
		OTS Light (12)	Receiving	13,200	13,200	13,200
		OTS Slim (10)	Receiving	11,000	11,000	11,000
		OTS Basic (11)	Receiving	12,100	12,100	—

Receiving : The rate with 3 year term
Bundle : The rate if bundled between TV and Broadband

•	Broadband (Unit : Korean won, VAT Included)

Service Type			2021	2020	2019
Internet	Sky 100M	Service	28,050	28,050	28,050
		Bundle	19,800	19,800	19,800
	Sky GiGA 200M	Service	30,250	30,250	30,250
		Bundle	22,000	22,000	22,000
	Sky GiGA 500M	Service	33,000	33,000	33,000
		Bundle	27,500	27,500	27,500
	Sky GiGA 1G	Service	38,500	38,500	38,500
		Bundle	33,000	33,000	33,000

Service : The rate with 3 year term and the rate does not reflect additional fees such as rental, installation, etc.

Bundle : The rate if bundled between TV and Broadband
The bundle rate of Sky 100M and Sky GiGA 200M are the amount applied to the AP rental discount promotion, 2,000 won.

•	Mobile (Unit : Korean won, VAT Included)

Service Type			2021
Mobile	Ultra Slim 500M/60min	Service	1,900
	Slim	Service	4,400
	Economy	Service	5,500
	Basic	Service	9,900
	Special	Service	19,800
	Phone Call Enough 300MB	Service	8,800
	Phone Call Enough 5GB	Service	20,900
	Data Enough 2.2GB+/100min	Service	11,700
	Data Enough 5GB+/100min	Service	14,300
	Data Enough 15GB+/300min	Service	27,500
	Data Enough 15GB+/100min	Service	25,300
	All Enough 0GB+	Service	11,000
	All Enough 1GB+	Service	12,650
	All Enough 2.5GB+	Service	15,400
	All Enough 7.0GB+	Service	16,900
	All Enough 11GB+	Service	33,000
	All Enough 11GB+ (Membership point)	Service	35,200
	All Enough 11GB+ (Gifti-show)	Service	35,200
	All Enough 11GB+ (Genie music)	Service	35,200
	All Enough 100GB+ (Seezn OTT)	Service	39,600
	All Enough 100GB+ (Game Box)	Service	39,700
	5G All Enough 5GB	Service	15,300
	5G All Enough 7GB	Service	18,700
	5G All Enough 10GB	Service	38,500
	Gold 500MB+	Service	4,900
	Gold 2GB+	Service	7,400
	Gold 4GB+	Service	10,400
	Enough Smart Data 10GB+	Service	10,800
	Enough Smart Data 20GB+	Service	14,100
	Interpark 10GB/100min	Service	20,800
	Interpark 15GB/100min	Service	27,300
	Interpark 11GB	Service	35,000

C.	Others

•	Others - Genie Music (Unit : Korean won, VAT excluded)

Service Service Type		Products	2021	2020	2019
Music source service	Unlimited Streaming	Data Safe Music Streaming	10,900	10,900	—
		Music Streaming (PC+Mobile)	8,400	8,400	8,400
		Smart Music Streaming (Mobile only)	7,400	7,400	7,400
		Smart streaming + Download (30 songs)	—	10,800	10,800
	MP3 Download + Unlimited Streaming	Smart streaming + Download (50 songs)	—	15,000	15,000
		Download 5 songs	3,000	3,000	3,000
		Download 10 songs	5,500	5,500	5,500
	MP3 Download	Download 30 songs	—	8,800	8,800
		Download 50 songs	—	12,500	12,500
Integrated Service		1,000 times	16,000	16,000	16,000
		300 times	4,800	4,800	4,800
	Counted number of music listening	100 times	1,600	1,600	1,600
		20 times	800	800	800
	Unlimited Music + e-book	Smart music streaming+e-book (Genie+ Millie’s library)	13,000	—	—

•	Others—KT CS (Unit : Korean won, VAT excluded)

Item	2021	2020	2018
114 directory assistance	170 won (190 won at Night/Holidays)	120 won (140 won at night/holidays)
Priority number assistance	30,000 / month (Dong standard)

“Dong” is Korea’s address classification system.
The rate of 114 directory assistance is changed to 170 won at daytime and 190 won at Night/Holidays, respectively, since February 1, 2021.

•	Others—KT IS (Unit : Korean won, VAT excluded)

Item	2021		2020		2019
114 directory assistance	170 won (190 won at Night/Holidays)		120 won (140 won at Night/Holidays)
	Monthly fixed rate	Group 1	Group 2	Group 3	Group 4
	“City”Unit	55,000	53,000	50,000	45,000
	“Gu”Unit	44,000	42,000	40,000	36,000
Priority number assistance	“Dong”Unit	33,000	31,000	30,000	27,000

“Gu” and “Dong” is Korea’s address classification system.
Groups are classified by service district and the type of business.
The rate of 114 directory assistance is changed to 170 won and 190 won of Day time and Night/Holidays, respectively, since February 1, 2021.

•	Others—KT M mobile (Unit : Korean won, VAT included)

Mobile (Postpaid)

Products	2021	2020	2019
Mobile (Postpaid)

<2021.02>

500 MB/100min

<2021.11>

5G 2GB/unlimited voice call

5G 4GB/unlimited voice call6

5G 2GB/unlimited voice call

<2021.12>

5G 10GB/unlimited voice call

5G 110GB/unlimited voice call6

5G 220GB/unlimited voice call

18,000 25,500 29,000 33,000 50,000 69,000 74,000

<2020.11>

3G 30MB/180min

3G 30MB (Voice-call)

LTE Data 500M/60min

LTE Data 500M/100min

LTE Data 500M/200min

LTE Data 500M/300min

LTE Data 1G/60min

LTE Data 1G/100min

LTE Data 1G/200min

LTE Data 1G/300min

LTE Data 3G/100min

LTE Data 3G/200min

LTE Data 3G/300min

26,400 34,100 19,800 20,900 23,100 25,300 22,000 23,100 25,300 27,500 29,700 31,900 34,100

<2019.3>

LTE Data 0MB/30min

LTE 0MB (Voice-call)

Economy Kids basic

Economy Kids smart

Economy junior study 1.5GB

Economy junior study 3GB

Economy junior smart 6GB

Economy junior smart 10GB

<2019.4>

Sky practical 1.2GB

Sky practical 4GB

Sky practical 6GB

Sky practical 10GB+

<2019.8>

LTE economy 3GB

LTE economy 5GB

<2019.10>

LTE reassurance 1.5G

LTE reassurance 2.5G

8,800 27,500 12,100 18,700 27,500 29,700 34,100 38,500
24,800 36,300 39,600 60,000 31,900 40,700 26,400 31,900

Products	2021		2019		2018
Usim only	<2021.01>		<2020.4>		<2019.4>
(Postpaid)	Google play(15GB+100min)	47,300	LTE Basic	38,500	Data 15GB+/100min	47,300
	Google play (11GB+call free)	49,280	LTE Economy 1GB	33,000	Economy universal rate	19,900
	Google play (100GB+100min)	66,000
	Unlimited 100GB +Game Box	66,000	<2020.5>		<2019.7>
			Data free 250M+	28,200	Voice call free 1.5GB	35,300
	<2021.02>		Data free New 1GB+	33,000	Voice call free 2.5GB	43,500
	Senior Relief 2GB+	28,000	Data free 10GB+	33,800	Voice call free 4.5GB	47,500
	Senior Relief 4GB+	35,000
	Data Relief 3.5GB +110min	26,400	<2020.6>		<2019.8>
	Data Relief 5GB +110min	31,900	All free 1.4GB+	38,300	Data sharing	—
			Data free 6GB+/100min	28,600
	<2021.03>		All free 100GB+(Seezn)	66,000	<2019.10>
	M plan 5GB/day+Seezn	66,000			Data free 100M+	16,500
			<2020.7>		Data free reassurance	23,650
	<2021.04>		Data free 15GB+	47,300	1GB+/100min	29,150
	Data Relief 15GB+300min	55,000	Economy Voice 3GB	17,200	Data free 3GB+	41,250
	Senior Relief 0.5GB+	22,000	Economy Voice 5GB	21,300	Data free ON	31,350
	Super saving 500MB/60min	9,900			Voice call free 300MB
	Super saving 500MB/100min	11,000	<2020.9>
	Super saving 1GB/60min	13,200	Voice free 6.5GB	35,000	<2019.11>
	Super saving 1GB/100min	15,400	All free 6GB+	42,900	All free 3GB+	46,000
	Super saving 1.5GB/100min	16,500			All free 100GB+	66,000
	Super saving 1.5GB/150min	17,600	<2020.10>
	Super saving 2GB/200min	19,800	All 1.5GB/100min	18,590	<2019.12>
	Sharing data 120min	5,500	All 2GB/200min	19,800	5G Slim M	55,000
	Sharing data 240min	7,700	Data 2.4GB/100min	17,600	5G Slim Special	77,000
			Data 2.4GB/200min	22,000
	<2021.06>		Data 3.5GB/100min	23,100
	Unlimited data 10GB+180min	32,500	Data 3.5GB/200min	27,500
			Data 5GB/100min	28,600
	<2021.07>		Data 5GB/200min	30,800
	Unlimited data relief 1GB/300min	24,000	All reassurance+	20,900
	Unlimited data relief 1GB/300min	27,500	All reassurance 1.5GB+	26,000
	Unlimited data relief 5GB/300min	32,500	All reassurance 2.5GB+	27,500
			All reassurance 4.5GB+	30,800

Products	2021		2019	2018
Usim only	All unlimited 7GB	35,200
(Postpaid)	All unlimited 11GB +Genie music	51,000
	All unlimited 11GB +Gifti 5,000p	51,000
	All unlimited 11GB +pay coupon 5,000p	51,000
	5G unlimited call 5G	33,000
	5G unlimited call 7G	39,000
	5G simple M	69,000
	Teenager unlimited data 1GB/300min	32,000
	Teenager unlimited data 1GB	35,000

	<2021.08>
	All and many 2.5GB/250min	33,000
	All and many 2.5GB/250min	33,000
	Unlimited data 15GB/100min(Genie music)	56,100
	Unlimited data 15GB/100min(Giftishow 5,000p)	56,100
	Unlimited data 15GB/100min(Pay coupon 5,000p)	56,100
	Unlimited data 15GB/300min(Genie music)	60,500
	Unlimited data 15GB/300min(Giftishow 5,000p)	60,500
	Unlimited data 15GB/300min(Pay coupon 5,000p)	60,500
	Data sharing 120min	5,500
	Data sharing 240min	7,700

	<2021.10>
	All unlimited 11GB+Blice	51,000

Mobile (Prepaid)

Mobile	<2021>	<2020>	<2019.5>
(Prepaid)	No change in 2021	No change in 2020	LTE Free	—
		+	PPS Data 1GB+	19,800
			PPS Data 10GB	28,800
			PPS Data 15GB+	39,000

			<2019.8>
			PPS Data 300MB+	36,300

The prepaid rate plan is based on 30 days

KT Studio Genie

A. Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2021
	Amount	%
Content Production	10,578	89
Distribution Agency	293	2
Other	952	8
Total	11,824	100

3. (Manufacturing Service) Sales

A.	ICT—KT

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2021		2020		2019
	Amount	%	Amount	%	Amount	%
Service revenue	15,501,216	84.3	15,086,246	84.4	14,937,785	82.1
Merchandise sales	2,886,218	15.7	2,793,035	15.6	3,266,966	18.0
Total	18,387,434	100.0	17,879,281	100.0	18,204,751	100.0

(2) Sales Organization and Channels

Sales organization

<B2C>

<B2B>

Sales Channels

<B2C>

<B2B>

(3) Methods and Conditions of Sales

KT provides our products and services to customer through the sales organization and channel as above, basically, customers pay the service charges with cash, bank direct debit bill and credit card. In addition to monthly service fee, customers must pay the equipment rental fee and installment fee as well.

For the corporate customers, we negotiate contractual terms, such as supply conditions and services fees.

(4) Sales Strategy

(a) Mobile Service

•	Device leadership : Differentiate wireless experience with pre-emptive adoption of differentiated 5G/LTE smartphones and new forms of emerging devices.

•	Network quality differentiation : 5G first C-DRX Application and 5G network quality based on edge communication center, tight national network LTE-A Network.

•	Innovative rate plans : 5G super plan to offer unlimited data and worldwide data roaming, and LTE data ON providing unlimited data across all plans

•	Segment marketing : Introducing products exclusively for young customers such as Y super pan, Y24 and providing premium single bundled rate plan optimized for single-person households

•

Loyalty program : A variety of mobile phone replacement programs and installment plans, including industry-leading membership benefits, long-term customer special benefits, and rental services to reduce inconvenience in device replacement.

•	Differentiated service : The CS system optimized for smartphones, the benefits of reducing telecommunication charge through affiliated cards, and differentiated mobile phone insurance products.

(b) Broadband Internet Service

•	Solidifying a No.1 market stance with active GiGA investment and wire-wireless bundling competitiveness

•	Market leading with 10G internet

•	Suggest the new internet paradigm by introducing ‘GiGA Wi internet’ which comes with new concept of WiFi service, GiGA WiFi Buddy in the era of Post-Covid19

•	Strengthen the B2B market with Office IP Net security packages and POSNET products that are specialized for corporate customers.

•	Increase sales synergies linked to GiGA infrastructure business such as 5G and IPTV

•	Broaden internet business coverage such as low cost market with skylife internet resale

•	Satisfying a diverse range of customer needs by providing differentiated value-added services such as GiGA WiFi home ax, GiGA WiFi Premium 2.4, Family Internet Security Package, etc.

•	Provide a variety of customer convenience by providing customized products through analysis of customer usage patterns.

Acquire lots of new lines by utilizing B2C/B2C order business such as installment business for expanding for mobile infrastructure.

(c) Telephone Service

•	Preemptive care activities to minimize customer churn :

•	Uncombined customers using the Internet and TV products : Service bundling propulsion

•	Customer who need home telephony service : Promoting KT telephony 3000 price plan

•	Customer who did re-contract VoIP service : Promoting KT VoIP 3000 price plan

•	SOHO, small business customer : Pushing to sign up for converged products including Telephone manager, Ringo

•	Preventing from decreasing revenue by restructuring price plans :

•	Rolling out new VoIP price plan which is charging per second

•	Efforts to secure new customers by providing differentiated services :

•	VoIP device D2 release(July, 2017) : Provide user convenience, including support for Google Address Book

(d) IPTV Service

•	Introducing products that reflect customer preferences

•	Based on AI, organizing personalized content and strengthening the recommendation

•	Differentiation of technologies such as subminiature and wireless set-top box(UHD4), voice-based user interface.

B. Satellite Business (KT skylife)

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2021		2020		2019
	Amount	%	Amount	%	Amount	%
Service revenue	364,983	55.7	349,277	52.9	334,016	50.7
Platform revenue	219,218	33.5	216,968	32.9	236,353	35.9
Others	71,153	14.3	94,159	14.3	87,928	13.4

Total	655,354	100.0	660,404	100.0	658,297	100.0

The above numbers are written on a separate basis.
2020 and 2019 was written in accordance with K-IFRS 1116, but 2018 was written in accordance with the previous Standard, K-IFRS 1017.
Platform revenue: Advertisement revenue + Home shopping transmission fee + T-commerce transmission fee
Service revenue: Broadcasting revenue + Internet revenue + Mobile revenue

(2) Sales Organization and Channels

KT Skylife currently has various sales channels such as skylife head office, customer center, 213 sales offices which are further organized under 9 branches (three in Seoul, two in Busan and one each in Daejeon, Daegu, Gwangju and etc.) and 2 local office (one each in Jeonju, Daejeon), KT.

Sales offices perform sales and services through consignment contracts with KT Skylife, and 2 customer centers(Suwon, Gwangju) perform business activities such as customer counseling, as well as defending customer churn and attracting new subscribers.

The combined products are sold through KT’s in-house/outdoor sales channels and group companies, which are nationwide, and we are continuously sold on the headquarters’ website.

In addition, we have been continuously partnering with various on and off-line companies such as companies, government offices, and online markets to secure sales channels.

As of the end of December 2021, sales by route are as follows (Accumulated from January to December 2021)

Category	New Subscribers	%
Sales office	216,473	69.2
KT	8,175	2.6
Headquarter, customer center	87,952	28.1

Total	312,600	100.0

C. Others Business

KT Sat

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2021		2020		2019
	Amount	%	Amount	%	Amount	%
Gap filler rentals	102,372	58.6	96,853	55.8	90,244	53.7
Data transmission	24,565	14.1	20,778	12.0	12,205	7.3
Video transmission	8,161	4.7	9,467	5.5	10,326	6.2
Mobile satellite service	22,051	12.6	20,059	11.6	16,536	9.8
Others	17,506	10.0	26,391	15.2	38,698	23.0

Total	174,655	100.0	173,548	100.0	168,009	100.0

2020 and 2019 were written in accordance with K-IFRS 1116, but 2018 was written in accordance with the previous Standard, K-IFRS 1017.

(2) Sales Organization and Channels

KT SAT’s sales organization manages and operates customers by region. Due to the nature of the service, the company has a large number of corporate customers and is attracting new customers through sales of internal sales representatives and external distribution networks (partners).

KT Estate

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2021		2020		2019
	Amount	%	Amount	%	Amount	%
PM fee	99,424	29.6	7,753	2.2	23,663	4.9
Rental business	160,212	47.8	156,784	33.4	160,283	33.4
Real estate commission business	75,737	22.6	134,057	39.2	188,004	39.2
Development business	—	—	61,360	22.5	107,923	22.5

Total	335,373	100.0	359,954	100.0	479,873	100.0

KT alpha (Former KT Hitel)

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2021		2020		2019
	Amount	%	Amount	%	Amount	%
T-Commerce(K Shopping)	307,181	65.2	228,424	65.4	182,947	56.8
Mobile Gift Commerce	32,056	6.8
Content Distribution	43,769	9.3	37,486	10.7	60,803	18.9
ICT Platform	88,471	18.8	83,404	23.9	78,571	24.4

Total	471,477	100.0	349,314	100.0	322,321	100.0

The revenue of Mobile Gift Commerce was separated from T- Commerce and disclosed in 2021.

(2) Sales Organization and Channels

(a) Commerce

After the MD has signed a contract with the vendor to supply the product, the product information is provided directly to the general customer through platforms such as VOD, TV, Internet, and mobile. After receiving the customer’s order through TV remote control, internet, and mobile, if payment is made, we will ship the product through the delivery company.

(b) Mobile Gift Commerce

KT alpha divides its customers to B2B and B2C depending on the purchasing entities and provides its service. For the B2B customers, the company carries out the sales activities directly to enterprise customers who want to purchase in bulk. Also, the company provides the mobile gift certificate purchase online service (“Giftishow biz”) optimized for business purchase process indirectly such as promotion planning and managing the budget, etc. For B2C customers, the company service through its own web/app and also a variety of affiliate channel such as mobile commerce channel and online open market, etc.

(c) Content

The content supply and demand representative make copyright agreements with the content creator or distributor. And we provide content VOD or library services to 150 platform companies such as IPTV, OTT, and Internet web hard.

(d) ICT

Most of ICT business is related to installment business (ex. IT Project). For this reason, this report does not disclose its own sales organization and channels.

Genie Music

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

	2021		2020		2019
Category	Amount	%	Amount	%	Amount	%
Music business	235,257	96.4	236,652	95.8	222,165	96.4
Others	8,696	3.6	10,316	4.2	8,304	3.6
Total	243,954	100.0	246,968	100.0	230,469	100.0

Music Business: Regular Music services and distribution of content
Others: Irregular music service development service and Artist-related MD sales

(2) Sales Organization and Channels

Genie Music serves as a service provider and content distributor within the digital music industry.

(a) Service provider

Genie Music provides streaming and downloading services through our own misic platform Genie. B2B music service is to provide music listening services to wireless customers of KT and LGU+, shareholders. We also provide store music services(Shop & Genie) to offline stores.

(b) Content distributor

Genie Music supplies content distributed by us to other providers’ music platforms.

(c) Music Business (Music Services and Content Distributor)

Genie Music provides music services directly to the domestic customers through its own music platform Genie such as website, mobile app and etc. Also, the company is providing music services through the value-added services which telecom companies roll out.

Genie Music has signed a contract with other music services companies to distribute content which is secured by the network with record label and music companies.

(d) Others (IT development service, MD and etc.)

Genie Music generates IT development revenue through the contract by IT projects with private companies. Also, In terms of MD revenue, the company is selling the MD products (which are bought or imported from MD vendor) to the online and offline stores.

KT Telecop

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2021		2020		2019
	Amount	%	Amount	%	Amount	%
Security service	502,075	98.3	380,575	97.5	319,062	96.3
Distribution	8,318	1.6	9,098	2.3	11,482	3.5
Others	608	0.1	660	0.2	673	0.2

Total	511,001	100.0	390,333	100.0	331,217	100.0

(2) Sales Organization and Channels

KT Telecop operates the business department, regional headquarters strategic sales team, branch offices. And we provide dispatch security service and integrated security service.

Nasmedia

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category		2021		2020		2019
		Amount	%	Amount	%	Amount	%
Advertising	Online DA (PC, Mobile)	51,282	59.6	43,892	53.5	41,470	52.9
	Mobile platform	26,330	29.7	20,895	25.4	24,274	31.0
	Digital broadcasting (IPTV)	6,601	7.4	7,318	8.9	1,921	2.5
	Digital outdoor	2,881	3.2	9,895	12.1	10,669	13.6
Commerce		1,561	1.8	—	—	3	0.0
Financial Lease		71	0.1	58	0.1	36	0.0
Total		88,726	100.0	82,058	100.0	78,373	100.0
The above numbers are written on a separate basis.

(2) Sales Organization and Channels

The online advertising industry can be divided into three areas: advertising companies, media reps, and media. Media reps generate revenue by selling media.

Nasmedia and its major subsidiaries generally deal with advertisers, advertising agencies, and media companies.

KT Studio Genie

(1) Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2021
	Amount	%
Content Production	10,578	89.5
Distribution Agency	293	2.5
Other	952	8.0
Total	11,824	100.0

(2) Sales Organization and Channels

KT Studio Genie’s main business are producing and selling media content (drama). For this reason, this report does not disclose the sales organization and channels information.

4. (Manufacturing Service) Other References

Matters related to the discharge of environmental substances or environmental protection

KT was designated as a company subject to the Greenhouse Gas Emissions Trading System, which has been in effect since 2015 under the ‘ Framework Act on Low Carbon Green Growth’ and ‘Act on Allocation and Transaction of Greenhouse Gas Emissions’.

In 2018, KT was allocated a greenhouse gas emission allowance from the government, and we continue to reduce Greenhouse Gas emissions.

KT’s greenhouse gas emissions are mainly due to the heating and cooling energy of office buildings nationwide and the use of electricity in telecommunication facilities, such as base stations, and repeaters. By 2050, we have set a goal to meet carbon neutrality.

5. (Finance) Business Overview

Under Specialized Credit Finance Business Act of Korea, business areas of BC Card are 1) soliciting and managing credit card member merchants, 2) credit card transaction processing, which is settling balances of the credit card payment, and 3) issuing and managing credit cards for credit finance companies. Also, it is a credit finance company providing funding service, insurance, retail business via telephone, mail order or online, and tourism service.

6. (Finance) Business Status

A. Performance in Terms of Revenue (Unit: KRW million, %)

Category	2021		2020		2019
	Amount	%	Amount	%	Amount	%
Card processing revenue	3,154,561	88.1	2,961,791	87.4	3,077,807	87.1
Service fee revenue	176,610	4.9	199,934	5.9	217,014	6.1
Additional business fee revenue	68,972	1.9	77,032	2.3	84,217	2.4
Member Service Fee revenue	57,182	1.6	49,860	1.5	51,562	1.5
Card revenue	9,051	0.3	4,591	0.1	4,506	0.1
Financial revenue	29,935	0.9	24,186	0.7	22,831	0.6
Foreign currency-related profit	4,062	0.1	4,679	0.1	23,813	0.6
Other operating revenue	79,065	2.2	67,986	2.0	55,428	1.6

Total	3,579,438	100.0	3,390,059	100.0	3,537,178	100.0

The above numbers are written on a K-IFRS consolidated basis.

B. Sales Organization and Channels

BC Card is engaged in the issuance and purchase of credit cards (including check cards) based on the basic contracts with card companies. In addition, we are expanding credit card business by acquiring new customers other than existing member companies.

C. Major Management Contracts

(1) Contracting Party: K Bank

1) Contract contents: Capital increase of K Bank

2) Date: 2021. 7. 9

3) Number of shares acquired: ordinary shares of 65,377,980

4) Acquisition amount: KRW 424,957 million

(2) Contracting Party: INITECH Co., Ltd.

1) Contract contents: Acquisition of shares of SMARTRO

2) Date: 2021. 12. 29

3) Number of shares acquired: 626,736 shares

4) Acquisition amount: KRW 96,842 million

7. (Finance) Derivatives Transaction

For this term, Company gave drag-along rights to financial investors participating in capital raise of K Bank. In case K Bank fails in IPO at an agreed conditions, financial investors can exercise drag-along rights and Company can accept those or exercise a right of claim for sale. In case financial investors exercise drag-along rights, Company should exercise a right of claim for sale or guarantee agreed profit margin.

A. Derivatives at 4Q21 and 3Q21

(Unit: KRW million)

Item	4Q21		3Q21
	Asset	Liability	Asset	Liability
Drag-along Right	—	158,284	—	—

B. Profit and Loss related with Derivatives at 4Q21 and 3Q21

(Unit: KRW million)

Item	4Q21		3Q21
	Profit and Loss from valuation	Profit and Loss from Transaction	Profit and Loss from valuation	Profit and Loss from Transaction
Drag-along Right	47,039	—	—	—

8. (Finance) Business Facilities

A. Branch offices and other establishments

(Unit: KRW million)

Region	Branch office	Sales office	Office	Sum
Seoul	—	—	—	—
Gyeonggi-do	—	—	—	—
Chungcheong-do	—	—	—	—
Gangwon-do	—	—	—	—
Gyeongsang-do	2	—	1	3
Jeolla-do	1	—	1	2
Jeju-do	—	—	1	1
Sum	3	—	3	6

B. Equipment and other assets

(Unit: KRW million)

Item	Property	Building	Sum	Note
Main office	310,041	186,076	496,117	—
Branch office	465	2,989	3,454	—
Sum	310,506	189,065	499,571	—

Main office includes real estate for investment (based on acquisition cost)

9. (Finance) Financial Stability

[Major Management Index]

Items		2020	2019	2018	Formula
Capital Adequacy	Adjusted Equity Ratio	35.80	44.19	34.40	Adjusted Equity/ Adjusted Total Assets x 100
	Tangible Common Equity Ratio	35.44	41.43	32.07	Equity/Total Assets x 100
Asset Quality	Loss Risk Weighted Non-performing Loans Ratio	0.08	0.12	0.11	Weighted Non-performing Loans/ Total Loans x 100
	Substandard Loans Ratio	0.11	0.15	0.13	Substandard Loans/ Total Loans x 100
	Loan Loss Provision Ratio	171.83	158.34	131.35	Loan Loss Provision Balance/ Required Provision Amount x 100

Profitability	Return on Asset	2.47	2.15	3.06	Net profit / Total Assets x 100
	Return on Equity	7.46	6.32	9.55	Net profit/ Equity x 100
	Expenses to Total Assets	5.44	6.24	4.67	Total expenses/ Total Assets x 100
Liquidity	Liquidity Ratio	114.90	112.27	106.08	Current Asset/ Current Liability x 100 (Due in 90 days)
	Operating Assets Ratio	36.31	38.25	41.22	Operating Asset/ Equity

A. Characteristics of the Industry

Credit card business involves issuing and managing credit cards, settling card balances derived from the usage of the card holders, and managing credit card member stores. Credit card business generates revenues through transaction fee, annual fees, financial loans, and others. If a company desires to enter into the credit card business, government licensing is required. Also, government regulations are strict, so this industry has an extremely high barriers to entry.

B. Growth of the Industry

In early 2000, the credit card business grew exponentially with the supportive policies of the Korean government. However, since 2010, the industry is entering into the maturity stage. The growth in number of member stores is slowing down and the average payment amount is decreasing.

C. Characteristics of Economic Cycle and Seasonality

The credit card industry is a typical domestic business which is highly affected by the private consumption trend and overall economic conditions.

D. Market Conditions

(1) Market Stability

(a) Number of Credit Card and Member Merchant Store

Category	Population (in 10K)	Population Available for Economic Activity*1 (in 10K)	Credit Card (in 10K)	Number of Credit Card Per Capital	Number of Member Stores*2 (in 10K)
2015	5,101	2,715	9,314	3.4	242
2016	5,125	2,742	9,564	3.5	250
2017	5,145	2,775	9,946	3.6	257
2018	5,164	2,758	10,506	3.8	269
2019	5,171	2,819	11,098	3.9	281
2020	5,178	2,801	11,373	4.1	290
2021.2Q	5,182	2,860	11,546	4.0	—

Source : Credit Finance Association, Korea
*1	Age 15 or order and must be eligible for employment activity
*2	At least one sales transaction incurred annually from a member store

Accumulated number of credit card issuance is 115,460,000 as of 2Q21. Average credit card holdings of economically active population is 4 cards per person and the number of member merchant stores is 2.9 million as of the end of 2020

(b) Credit Card Usage in Korea (Unit : KRW billion)

	Credit Card Usage				Credit Card Usage over Private Consumption Expenditure*
Category	Total	Lump-Sum Payment	Installment Payment	Card Loan (Short-term)
2015	594,434.5	435,612.7	99,318.8	59,503.0	60.9%
2016	655,361.0	489,442.9	106,589.2	59,328.9	66.3%
2017	686,608.0	512,081.2	115,260.6	59,266.2	67.0%
2018	724,781.5	539,284.6	124,728.6	60,768.3	68.4%
2019	760,075.9	572,183.9	128,768.1	59,123.9	71.7%
2020	705,246.4	572,943.2	132,303.3	54,083.6	75.2%
2021. 2Q	402,350.7	305,201.0	70,015.7	27,134.0	77.3%

Source: Credit Finance Association, Korea

Credit card usage is in uptrend and the portion of credit card as a payment method is in very high level as the credit card usage over private consumption expenditure exceeds 70% as of 2Q21.

(2) Competition

(a) Competing Companies:

Samsung Card, Hyundai Card, Lotte Card, Shinhan Card, Woori Card, KB Card and Hana Card etc.

(b) Competition Factors:

The number of member card issuers, card transactions, member stores and card issuance

(3) Market Share

Category	2021	2020	2019
Card transaction M/S	23.05%	23.5%	24.1%

*	Source: BC Card’s internal data

E. Competitiveness

In credit card business, solicitation of member merchant stores, development of products and services, customer segment focused marketing services and risk management capabilities for stable asset portfolio are key management factors. With the technological advancement, boundary of financial services has become more abstract, and digital payment market has grown bigger in which competition among financial service providers are increasing. BC Card has lower credit card industry specific risk like deterioration risk of asset soundness while BC card focuses on core business, credit card processing business, and most of its receivables are from high credit institutions like banks and credit card companies. Based on strong foothold in credit card transaction processing market, BC card has built stable revenue stream from middle and small card issuers, which are not available of economy of scale. Moreover, BC Card continues its efforts to provide easy and convenient financial life through simple payment service based on mobile platform ‘paybooc’ and various financial services.

F. Price change of Major services

In credit card business, solicitation of member merchant stores, development of products and services, customer segment focused marketing services and risk management capabilities for stable asset portfolio are key management factors. With the technological advancement, boundary of financial services has become more abstract, and digital payment market has grown bigger in which competition among financial service providers are increasing. BC Card has lower credit card industry specific risk like deterioration risk of asset soundness while BC card focuses on core business, credit card processing business, and most of its receivables are from high credit institutions like banks and credit card companies. Based on strong foothold in credit card transaction processing market, BC card has built stable revenue stream from middle and small card issuers, which are not available of economy of scale. Moreover, BC Card continues its efforts to provide easy and convenient financial life through simple payment service based on mobile platform ‘paybooc’ and various financial services.

(Unit: %)

Item	2021	2020	2019
Member merchant commission rate	0.8~2.3	0.8~2.3	0.8~2.3
Installment commission rate	11.0~18.5	11.0~18.5	11.0~18.5
Cash advance interest rate	7.9~23.3	7.9~23.3	7.9~23.3

G. Intellectual Property

As of 31st December 2021, BC card has total 135 patents for core business and most of them are credit card payment methods, transaction authorization and others. Also, BC card has total 797 trademark rights and major trademarks are like below.

Item	Acquisition date	Brand Name	Register Number	Applicable Law
Trademark rights	2010.12.02	BC card	0204148	Trademark act

10. Research and Development Activities

A. R&D Costs—Consolidated Basis (Unit: millions of Korean won, %)

Category	2021	2020	2019
Raw Materials	—	—	—
Labor Costs	83,774	82,225	76,433
Depreciation	22,685	20,732	29,586
Commissions	—	—	—
Others	97,673	120,477	147,502
Total R&D Costs ((1)	213,969	230,473	253,521
(Subsidy from Government)	8	211	37
Accounting Research and Ordinary Development Costs	168,969	156,940	165,028
Treatment Development Costs (Intangible Assets)	44,992	73,322	88,456
Percentage of R&D Costs over Revenue (2)	0.68%	0.66%	0.68%

1:	Total costs before deducted the subsidy from government

2:	Rate of Total costs before deducted the subsidy from government and Total Revenue

B. R&D Organization Structure (KT)

●	Institute of Convergence Technology

●	Main Mission

•	Securing core technologies to strengthen future business and business competitiveness

•	Establishing mid- and long-term technology strategies for leading future technologies

•	Developing competitive technologies and supporting commercialization to strengthen business competitiveness

•	Developing and securing core technologies for mid- to long-term future

•	NW Platformer based on Smart Connectivity and market&customers

•	Development of network efficiency and optimization technology to strengthen infrastructure competitiveness

•	Realization of operation excellence based on AI/SDN2.0 and completion of intelligent control operating system

•	Development of core technology for OSP stable operation/quantum cryptography service

•	Research and development of 5G Access/Core network and 5G Mobility technology

•	5G core/wireless/control intelligence technology and SW-based infrastructure innovation

•	KT Network Technology Innovation Through R&D of Next Generation Network Technology

•	Developing next-generation wireless core technologies and solutions to enhance competitiveness in the wireless business

•	Development of Network Efficiency and Optimization Technology for the Competitiveness of GiGA Infra Research technology for next generation network

•	Development and Commercialization of Edge-Based IT Architecture + NW Infra Based on SDN

•	AI service and media service fast delivery and AI voice/language core engine development

•	Technology development for AICC, GiGA Genie and Fast Delivery of AI service

•	AI media service/platform technology development for IPTV and Seezn business delivery

•	Development of language intelligence core engine (conversation/inference/search)

•	Voice/complex intelligence core engine (voice recognition/synthesis/recommendation/TA) development

•	Innovate B2X business through customer-centered platform technology differentiation

•	Develop differentiated Biz solution/platform for enterprise business innovation

•	Developing DX solutions/platforms differentiated by industry such as factories, buildings, and logistics

•	Development of industry AI core technologies/services such as digital twin, vision, and sound

•	Establish an efficient and agile commercialization system of future technologies based on customer self-innovation

•	Future technology sensing/analysis and commercialization item discovery

•	Discover new BM/services from the perspective of customer/market value and execute pretotyping/PoC

•	Securing the basis for promoting the Big Thing business through cooperation/sourcing with key partners

•	Realization in Fast Delivery from discovery of future growth engines to commercialization through ‘innovation pipeline’ based on AI Core technology

•	Discovering convergence future growth engines

•	No. 1 AI Core technology competency

•	Fast Delivery as a new growth business

11. Other Matters Necessary for Making Investment Decisions

A. Intellectual Property Rights (as of December 31, 2021)

•	ICT (KT)

KT holds 4,341 domestic patents, 4,077 overseas patents and 1,706 trademarks.

•	Others

KT Skylife holds 16 patents.

KT Hitel holds 83 patents.

Genic music holds 5 domestic patents and 69 trademarks.

KT Telecop holds 37 patents, 5 designs and 72 trademarks.

KTCS holds 1 patent.

KT M-mobile holds 3 trademarks.

Nasmedia holds 2 patents and 3 trademarks

PlayD holds 5 domestic patents.

KTDS holds 8 patents, 7 trademarks, 2 service marks and 12 trade/service marks

Initech holds 37 patents and 35 trademarks.

VP holds 22 patents

III. Financial Information

1. Summary of Financial Statements (Consolidated) (Unit : millions of Korean won)

	2021	2020	2019
Current Assets	11,858,350	11,154,180	11,897,229
• Cash and Cash Equivalents	3,019,592	2,634,624	2,305,894
• Trade and Other Receivables	5,087,490	4,902,471	5,906,445
• Inventories	514,145	534,636	665,498
• Other Current Assets	3,237,123	3,082,449	3,020,418
Non-current Assets	25,300,991	22,508,365	22,642,869
• Trade and Other Receivables	1,091,326	1,250,769	1,181,797
• Property, plant and equipment	14,464,886	14,206,119	13,785,299
• Investment Property	1,720,654	1,368,453	1,387,430
• Intangible Assets	3,447,333	2,161,258	2,834,037
• Investments in Joint Ventures and Associates	1,288,429	557,881	267,660
• Other Non-Current Assets	3,288,363	2,963,885	3,186,646

Total Assets	37,159,341	33,662,545	34,540,098

Current Liabilities	10,072,432	9,192,472	10,148,056
Non-Current Liabilities	10,519,748	8,918,640	9,208,494
Total Liabilities	20,592,180	18,111,112	19,356,550
Capital Stock	1,564,499	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258	1,440,258
Retained Earnings	13,287,390	12,155,420	11,633,780
Accumulated Other Comprehensive Expense	117,469	86,051	194,934
Other Components of Equity	(1,433,080)	(1,234,784)	(1,170,083)
Non-Controlling Interests	1,590,625	1,539,989	1,520,160

Total Equity	16,567,161	15,551,433	15,183,548

	2021	2020	2019
Operating Revenue	24,898,005	23,916,667	24,342,064
Operating Profit	1,671,824	1,184,107	1,159,566
Profit for the Period	703,392	703,392	665,942
Owners of the Controlling Company	1,356,878	658,025	615,777
Non-controlling interest	102,517	45,367	50,165

Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):
Basic earnings per share	5,759	2,684	2,512
Diluted earnings per share	5,747	2,683	2,510
Number of Consolidated Companies	79	64	65

2. Summary of Financial Statements (Separate) (Unit : millions of Korean won)

	2021	2020	2019
Current Assets	7,167,047	7,155,734	7,235,243
• Cash and Cash Equivalents	1,708,714	1,541,210	1,328,397
• Trade and Other Receivables	3,092,397	3,127,040	3,231,008
• Other Financial Assets	104,062	268,046	100,830
• Inventories	289,345	353,310	477,138
• Other Current Assets	1,972,529	1,866,128	2,097,870
Non-Current Assets	22,195,322	20,872,192	20,977,417
• Trade and Other Receivables	750,820	1,080,282	1,063,440
• Other Financial Assets	591,201	180,780	179,240
• Property and equipment	12,021,117	11,999,717	11,447,952
• Right-of-use assets	1,078,129	1,152,153	1,194,800
• Investment Property	997,344	735,563	769,019
• Intangible Assets	2,236,564	1,583,456	2,239,882
• Investments in Subsidiaries, Associates and Joint Ventures	3,816,915	3,505,017	3,501,391
• Other Non-Current Assets	635,224	635,224	581,693

Total Assets	29,362,369	28,027,926	28,212,660
Current Liabilities	6,968,720	6,607,967	6,801,252
Non-Current Liabilities	8,528,755	8,518,112	8,518,112

Total Liabilities	15,497,475	14,824,369	15,319,364

Capital Stock	1,564,499	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258	1,440,258
Retained Earnings	11,233,714	11,233,714	10,866,582
Accumulated Other Comprehensive Income	125,610	42,906	23,449)
Other Components of Shareholders’ Equity	(1,077,820)	(1,001,492)	(1,001,492)

Total Equity	13,203,557	12,893,296	12,893,296

	2021	2020	2019
Operating Revenue	18,387,434	17,879,281	18,204,751
Operating Profit	1,068,273	878,239	747,722
Profit for the Period	990,491	665,493	428,422
Earnings per share (in Korean won):
Basic earnings per share	4,211	2,714	1,747
Diluted earnings per share	4,203	2,713	1,747

IV. Auditors’ Opinion

1. Auditors’ opinion on the consolidated/separate financial statements

Fiscal Year	Auditor	Audit Comments	Issues noted	Key Audit Matters
2021	Samil PwC	Unqualified	Not applicable.	1. Cash-Generating Unit Impairment Assessment in Parent 2. Business Combination Accounting-HyundaiHCN(Consoliated) 3. Business Combination Accounting-Epsilon Global Communications(Consoliated)
2020	Samil PwC	Unqualified	The financial statements for the fiscal year ending on December 31, 2019 are rewritten, as the retrospectively applying the effect of the change in accounting policy due to the change in the lease term calculation method.	Cash-Generating Unit Impairment Assessment
2019	Samil PwC	Unqualified	Not applicable	1. Impairment of investment in subsidiaries, associates and joint ventures 2. Cash-Generating Unit Impairment Assessment

2. Audit services contract (Unit : millions of Korean won, hours)

Fiscal Year	Auditor	Contents	Contractual		Actual
			Compensation	Total Time	Compensation	Total Time
2021	Samil PwC	Review interim financial statements	3,200	33,000	3,200	33,028
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2020	Samil PwC	Review interim financial statements	3,200	33,000	3,200	33,062
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2019	Samil PwC	Review interim financial statements	3,000	39,024	3,000	35,121
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing

Financial Statement Review and Audit Period, Internal Accounting Management System Audit (Review) Period

Category	2021	2020	2019
1st quarter review	From April 1, 2021 to May 15, 2020	From April 1, 2020 to May 15, 2020	From April 13, 2019 to May 15, 2019

2nd quarter review	From July 12, 2021 to August 17, 2021	From July 13, 2020 to August 14, 2020	From July 13, 2019 to August 14, 2019
3rd quarter review	From October 11, 2021 to November 15, 2021	From October 15, 2020 to November 16, 2020	From October 13, 2019 to November 14, 2019
Audit of systems and automatic internal controls	From May 16, 2021 to June 30, 2021, From August 15, 2021 to September 30, 2021, From November 16, 2020 to December 31, 2021	From May 18, 2020 to June 30, 2020, From August 18, 2020 to September 29, 2020, From November 17, 2020 to December 31, 2020	From May 20, 2019 to June 28, 2019, From August 19, 2019 to September 30, 2019, From November 18, 2019 to February 5, 2020
Early proof audit	From May 9, 2021 to December 30, 2021	From May 11, 2020 to December 24, 2020	From May 6, 2019 to December 27, 2019
Internal Accounting Management System Audit (Review)	From May 9, 2021 to March 10, 2022	From May 11, 2020 to March 9, 2021	From May 6, 2019 to March 10, 2020
Update Early Proof Audit Procedure and Financial Statement Audit	From January 3, 2022 to March 10, 2022	From January 2, 2021 to March 9, 2021	From January 2, 2020 to March 10, 2020

3. Non-Audit services contract (Unit : millions of Korean won)

Fiscal Year	Contract date	Contents	Service period	Compensation
2021	July 2021	Comfort letter	July 2021	100
2020	August 2020	Comfort letter	August 2020	100
2019	July 2019	Comfort letter	July 2019	100

4. The results of the Internal Audit Organization’s discussion with the auditor

Date	Attendee	Method	Main Discussion Content
March 4, 2021	- KT Audit committee, - Audit committee, executive secretary, Compliance officer, etc. - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Report on the results of external auditors’ end-of-term audit of 2020 - Results of Key Audit Matters
March 4, 2021	- Audit committee, executive secretary, Compliance officer, etc. - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Key matters related to external audit
April 8, 2021	- KT Audit committee, - Audit committee, executive secretary, Compliance officer, etc. - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Annual audit plan for 2021 - Scope and timing of audit, independence
May 11, 2021	- KT Audit committee, - Audit committee, executive secretary, Compliance officer, etc. - Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Results of the first quarter of 2020 review

May 11, 2020	- Audit committee, executive secretary, Compliance officer, etc. - Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Key matters related to external audit
August 10, 2021	- KT Audit committee, - Audit committee, executive secretary, Compliance officer, etc. - Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Results of the second quarter of 2020 review
August 10, 2021	- Audit committee, executive secretary, Compliance officer, etc. - Auditor : 3 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Key matters related to external audit
November 9, 2021	- KT Audit committee, - Audit committee, executive secretary, Compliance officer, etc. - Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Results of the third quarter of 2020 review
December 10, 2021	- KT Audit committee, - Audit committee, executive secretary, Compliance officer, etc. - Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Important risks identified by the auditor, selection of key audit items, and auditing by item, etc.
December 10, 2021	- Audit committee, executive secretary, Compliance officer, etc. - Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	- Key matters related to external audit

5. Dividends and Related Matters

Dividend Policy from FY2020 to FY2022

•	Return 50% of normalized separate net income

•	Maintain equal to or greater than the dividends for FY2019(KRW 1,100 per share)

Category		FY2021	FY2020	FY2019
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in Millions of Won)		1,459,395	703,392	665,942
Net Profit per Share (Won)		5,759	2,684	2,512
Year-end Cash Dividend (in Millions of Won)		450,394	326,487	269,766
Year-end Share Dividend (in Millions of Won)		—	—	—
Cash Dividend Pay Out (%)		33.2	49.6	43.8
Cash Dividend Yield (%)	Common Shares	5.9	5.3	4.0
	Preferred Shares	—	—	—
Cash Dividend per Share (Won)	Common Shares	1,910	1,350	1,100
	Preferred Shares	—	—	—

•	Net Profit, Net profit per share, Cash dividend Pay Out are based on consolidated result.

•	Cash dividend Pay Out(%) is calculated on a basis of Net Profit contribution to KT.

•

Cash dividend yield(%) is the percentage of dividends per share against the arithmetic average price of the final price formed in the exchange market for the past week from the date of the two trading days before the closing date of the shareholders ‘list to convene the general shareholders’ meeting.

V. Management and Affiliated Companies

1. Overview of the Board of Directors and Committees

A. Matters on the Board of Directors

(1) Organization

As of December 31, 2021, the Board of Directors of KT consists of 11 Directors (3 Inside Directors and 8 Outside Directors). Under the Board of Directors, KT has eight different Committees as follows; Representative Director Candidate Examination Committee, Corporate Governance Committee, Outside Director Candidate Recommendation Committee, Audit Committee, Evaluation & Compensation Committee, Executive Committee, Related-Party Transaction Committee and Corporate Sustainability Management Committee. The Board of Directors may establish additional committees if necessary. The Chairman of the Board of Directors is elected separately with CEO and the Board of Directors appoints one of the outside director as a chairman annually. Currently, The Board Chairman is Director Hee-Yol Yu who has enough leadership to coordinate members of the Board.

Please refer to ‘VIII. Directors, Senior Management and Employees’ to see each director’s major career.

• The Number of Outside Directors and its change

The Number of Directors	The Number of Outside Directors	Change of Outside Directors
		Appointment	Dismissal	Interim resignation
11	8	2	—	—

Numbers are results of the 39th AGM 2021.

(2) Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion	Outside Director								Inside Director
				Dae-You Kim	Gang- Cheol Lee	Hee-Yol Yu	Tae-Yoon Sung	Hyun- Myung Pyo	Chung-Gu Kang	Chan-Hi Park	Eun-Jung Yeo	Hyeon-Mo Ku	Yoon- Young Park	Jong-Ook Park
				Attendance 100%	Attendance 84.6%	Attendance 100%	Attendance 100%	Attendance 92.3%	Attendance 92.3%	Attendance 100%	Attendance 100%	Attendance 50%	Attendance 0%	Attendance 100%
1st	2021. 1. 21	Proposal on Corporate Sustainability Management Plan in 2021	Original proposal approved	For	For	For	For	For	For	For	For	For	Absence	For
		Proposal on donation of 2021 CSR fund	Original proposal approved	For	For	For	For	For	For	For	For	For	Absence	For
		Proposal of Project Praha	Original proposal approved	For	For	For	For	For	For	For	For	For	Absence	For
2nd	2021.2.9	Approval of financial statements(separate and consolidated) of the 39th term	Original proposal approved	For	For	For	For	For	For	For	For	For	Absence	For
		Approval of Business reports of the 39th term	Original proposal approved	For	For	For	For	For	For	For	For	For	Absence	For
		Report on matters for resolution of executive committee for 2H 2020	Original proposal accepted	For	For	For	For	For	For	For	For	For	Absence	For
		Proposal on revision of operating rules of the board meeting and the board committee	Original proposal approved	For	For	For	For	For	For	For	For	For	Absence	For

Order	Date	Subject	Result of Discussion	Outside Director								Inside Director
				Dae-You Kim	Gang- Cheol Lee	Hee-Yol Yu	Tae-Yoon Sung	Hyun- Myung Pyo	Chung-Gu Kang	Chan-Hi Park	Eun-Jung Yeo	Hyeon-Mo Ku	Yoon- Young Park	Jong-Ook Park
				Attendance 100%	Attendance 84.6%	Attendance 100%	Attendance 100%	Attendance 92.3%	Attendance 92.3%	Attendance 100%	Attendance 100%	Attendance 50%	Attendance 0%	Attendance 100%
3nd	2021.3.9	Approval of financial statements(separate and consolidated) of the 39th term	Original proposal approved	For	For	For	For	For	For	For	For	For	Absence	For
		Approval of Business reports of the 39th term	Original proposal approved	for	for	for	for	for	for	for	for	for	Absence	for
		Approval of convening of the 39th regular general meeting of shareholders	Original proposal approved	for	for	for	for	for	for	for	for	for	Absence	for
		Report on inspection results of the internal accounting management system in 2020 by Audit committee	Original proposal accepted	for	for	for	for	for	for	for	for	for	Absence	for
		Report on the results of the audit committee’s evaluation of the operation status of the internal accounting management system in 2020	Original proposal accepted	for	for	for	for	for	for	for	for	for	Absence	for
		Proposal on Standards and Method of Payment on Remuneration of CEO and Inside Directors	Original proposal approved	for	for	for	for	for	for	for	for	—*	—*	—*
		Proposal on Limit of Remuneration of Directors	Original proposal approved	for	for	for	for	for	for	for	for	for	Absence	for
		Proposal on Limit of Remuneration, distinction and the number of administration executives	Original proposal approved	for	for	for	for	for	for	for	for	for	Absence	for
		Amendment of the articles of incorporation	Original proposal approved	for	for	for	for	for	for	for	for	for	Absence	for
		Recommendation of Audit committee candidate	Recommendation of Audit committee candidate	for	for	for	for	for	for	for	for	for	Absence	for
		Agreement on Recommendation of inside director candidate	Recommendation of Inside Director Candidate agreed	for	for	for	for	for	for	for	for	for	—*	—*

*	No voting right for Inside directors

2021. 3. 29 the 39th AGM

•	Term of Inside director Yoon-Young Park expired, Inside director Kook-Hyun Kang newly appointed, Inside director Jong-Ook Park reappointment

•	Outside director Gang-Cheol Lee, Dae-You Kim reappointment

Order	Date	Subject	Result of Discussion	Outside Director								Inside Director
				Dae-You Kim	Gang-Cheol Lee	Hee-Yol Yu	Tae-Yoon Sung	Hyun-Myung Pyo	Chung-Gu Kang	Chan-Hi Park	Eun-Jung Yeo	Hyeon-Mo Ku	Jong-Ook Park	Kook-Hyun Kang
				Attendance 100%	Attendance 84.6%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 90%
4th	2021. 3. 30	Proposal on election of the BOD chairman and committee organization	Chairman of BOD and members of committees appointed	for	Absence	for	for	for	for	for	for	for	for	for
		Approval of investment in kind of KT StudioGenie	Original proposal approved	for	Absence	for	for	for	for	for	for	for	for	for
		Report on ‘Anti-Corruption Code of Conduct’ legislation	Original proposal accepted	for	Absence	for	for	for	for	for	for	for	for	for
5th	2021.4.13	Approval of US filing consolidate financial statements of FY2020	Original proposal approved	for	for	for	for	for	for	for	for	for	for	for
		Approval of Appointment of Compliance Officer	Original proposal approved	for	for	for	for	for	for	for	for	for	for	for
		Approval of securing a base space for media content business	Original proposal modified and accepted	for	for	for	for	for	for	for	for	for	for	for
		Approval of securing work space for customer center	Original proposal modified and accepted	for	for	for	for	for	for	for	for	for	for	for

6th	2021. 5.13	Report on financial statements(separate and consolidated) of 1Q FY2021	Original proposal accepted	for	for	for	for	for	for	for	for	for	for	for
		Approval of incorporation of KT Seezn	Original proposal approved	for	for	for	for	for	for	for	for	for	for	for
7th	2021. 6.17	Proposal on provision of long term incentive and disposition of treasury share for 2020	Original proposal approved	for	for	for	for	for	for	for	for	—*	—*	—*
		Proposal on limit of long term incentive and criteria of stock compensation for 2021	Original proposal approved	for	for	for	for	for	for	for	for	—*	—*	—*
		Proposal on handling provided long term incentives	Original proposal approved	for	for	for	for	for	for	for	for	for	for	Absence
		Report on inspection results of compliance management	Original proposal accepted	for	for	for	for	for	for	for	for	for	for	Absence
		Approval of sale of some shares of ‘yanolja’	Original proposal approved	for	for	for	for	for	for	for	for	for	for	Absence
		Report on financial performance of corporates invested less than 15 billion won in 2020	Original proposal accepted	for	for	for	for	for	for	for	for	for	for	Absence
		Approval of Epsilon Acquisition promotion	Original proposal approved	for	for	for	for	for	for	for	for	for	for	Absence

8th	2021.7.20	Approval of M-BcN Construction project	Original proposal approved	for	for	for	for	for	for	for	for	for	for	for
9th	2021.8.12	Report of financial statements(separate and consolidated) of the 1H 2021	Original proposal accepted	for	for	for	for	for	for	for	for	for	for	for
		Report on matters for resolution of Executive Committee for 1H 2021	Original proposal accepted	for	for	for	for	for	for	for	for	for	for	for
10th	2021.9.16	Proposal on donation of corporate partnership investment fund for operating collaboration programs with partners	Original proposal approved	for	for	for	for	for	for	for	for	for	for	for
		Approval of safety and health plan of 2021	Original proposal approved	for	for	for	for	for	for	for	for	for	for	for
		Approval of development project plan (Beom-A Building)	decision pending	for	for	for	for	for	for	for	for	for	for	for
		Approval of capital increase of KT StudioGenei	Original proposal approved	for	for	for	for	for	for	for	for	for	for	for
		Report on matters for occasional reorganization in 2021	Original proposal accepted	for	for	for	for	for	for	for	for	for	for	for
		Proposal on composition of Outside Director Candidate Recommendation Committee and selection criteria for Outside Director Candidate	Passed resolution organizing committee and confirmed Outside director candidate selection criteria	for	for	for	for	for	for	for	for	for	for	for

11th	2021.10.29	Approval of disability compensation such as Internet service	Original proposal modified and accepted	for	for	for	for	for	for	for	for	for	for	for
12th	2021.11.9	Report on financial statements(separate and consolidated) of 3Q FY2021	Original proposal accepted	for	Absence	for	for	for	for	for	for	for	for	for
		Approval of development business plan (Beom-A Building)	Original proposal approved	for	Absence	for	for	for	for	for	for	for	for	for
		Proposal on donation to labor welfare fund in 2021	Original proposal approved	for	Absence	for	for	for	for	for	for	for	for	for
		Proposal on disposition of treasury shares	Original proposal approved	for	Absence	for	for	for	for	for	for	for	for	for
		Approval of ‘My data’ Business promotion	Original proposal approved	for	Absence	for	for	for	for	for	for	for	for	for
13th	2021.12.16	Proposal on 2022 management plan	Original proposal approved	for	for	for	for	for	for	for	for	for	for	for
		Report on matters for reorganization in 2022	Original proposal accepted	for	for	for	for	for	for	for	for	for	for	for

(*) No voting right for Inside directors

(3) The Status of Committees under the Board of Directors

(a) Organization of the Committees under the Board of Directors (as of December 31, 2021)

Committee	Composition	Name	Purpose of Establishment and Authority
Representative Director Candidate Examination Committee	All Outside Directors & 1 Inside Director	—	According to Article 32(Representative Director Candidate Examination Committee), examine CEO candidates and make a short list
Corporate Governance Committee	4 Outside Directors, & 1 Inside Director	Gang-Cheol Lee(Chairperson), Dae-You Kim, Hee-Yol Yu, Hyun-Myung Pyo, Jong-Ook Park	Matters related with corporate governance ø Article 41-2(CG Committee)
Outside Director Candidate Recommendation Committee	All Outside Directors (exclude directors whose term to be expired) & 1 Inside Director	Chung-Gu Kang(Chairperson) Gang-Cheol Lee, Dae-You Kim, Hyun-Myung Pyo, Eun-Jung Yeo, Jong-Ook Park

Recommendation of Outside candidates to the general meeting

ø See V. 1.(4) Independence of the Board of Directors for the Outside Director Candidate Recommendation Committee

ø Commercial Act §542: 8(appointment of Outside Directors), Article 42(Outside Director Candidates Recommendation Committee)

Audit Committee	4 Outside Directors	Dae-You Kim(Chairperson), Tae-Yoon Sung, Chung-Gu Kang, Eun-Jung Yeo	Matters related with financial and performance audit ø See V. 2. Audit system ø Commercial Law §542: 11 (Audit Committee) 1st article ø Article 43(Audit Committee)
Evaluation & Compensation Committee	4 Outside Directors	Tae-Yoon Sung(Chairperson), Hee-Yol Yu, Hyun-Myung Pyo, Chan-Hi Park	Management Agreement with the CEO and Assessment
Executive Committee	3 Inside Directors	Hyeon-Mo Ku(Chairperson), Jong-Ook Park, Kook-Hyun Kang	Management matters authorized by the Board of Directors
Related-party Transaction Committee	4 Outside Directors	Chan-Hi Park(Chairperson), Hee-Yol Yu, Chung-Gu Kang, Eun-Jung Yeo

Under the Commercial Act :

Matters about approval of using business opportunities of company, Transaction between directors and company, Transactions which need to be approved by the Board of Directors among transactions with the largest shareholder and specially related persons and Internal trading stipulated by the Monopoly Regulation and Fair Trade Act

Corporate Sustainability Management Committee	4 Outside Directors, & 1 Inside Director	Hyun-Myung Pyo(Chairperson), Gang-Cheol Lee, Tae-Yoon Sung, Chan-Hi Park, Kook-Hyun Kang	Matters about Corporate Sustainability Management

(b) Activities of the Committees under the Board of Directors

•	President Candidate Examination Committee : Not applicable

•	Corporate Governance Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director				Inside Director
				Gang-Cheol Lee	Dae-You Kim	Hee-Yol Yu	Hyun-Myung Pyo	Jong-Ook Park
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2021.02.09	Report on revision of operating rules of the board meeting and the board committee	Original proposal modified and accepted	For	For	For	For	For
2nd	2021.02.25	Report on amendment of the articles of incorporation	Original proposal accepted	For	For	For	For	For

•	Outside Director Candidate Recommendation Committee : Refer to “(4) Independence of the Board of Directors” for details

•	Audit Committee : Refer to “2. Audit System major Activities of the Audit Committee” for details

•	Evaluation & Compensation Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director			Inside Director
				Hee-Yol Yu	Gang-Cheol Lee	Hyun-Myung Pyo	Chan-Hi Park
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2021.03.04	Evaluation result of CEO’s management goal achievement for 2020	Evaluation results confirmed	For	For	For	For
		Proposal on CEO’s management goal for 2021	Original proposal modified and approved	For	For	For	For
		Report on Standards and Method of Payment on Remuneration of CEO and Inside Directors	Original proposal approved	For	For	For	For

ø	The 4th Board Meeting of 2021 (2021.3.30) :

•	The Evaluation & Compensation Committee was formed by outside director Tae-Yoon Sung(Chairperson), Hee-Yol Yu, Hyun-Myung Pyo, Chan-Hi Park

Order	Meeting Date	Agenda	Results of discussion	Outside Director
				Tae-Yoon Sung	Hee-Yol Yu	Hyun-Myung Pyo	Chan-Hi Park
				Attendance 100%	Attendance 66.7%	Attendance 100%	Attendance 100%
2nd	2021.06.15	Report on provision of long term incentive and disposition of treasury share for 2020	Original proposal accepted	for	for	for	for
		Report on limit of long term incentive and criteria of stock compensation for 2021	Original proposal accepted	for	for	for	for

•	Executive Committee

Order	Meeting Date	Agenda	Results of discussion	Inside Director
				Hyeon-Mo Ku	Yoon-Young Park	Jong-Ook Park
				(Attendance:100%)	(Attendance:0%)	(Attendance: 100%)
1st	2021.01.14	Plan for issuance of 194th KT corporate bonds	Original proposal approved	for	Absence	for
		Approval of the promotion plan for the new content corporation	Original proposal approved	for	Absence	for

2nd	2021.01.27	Approval of establishment, relocation, and abolition of branches	Original proposal approved	for	Absence	for
		Approval of investment ‘Future Innovation Fund III’	Original proposal approved	for	Absence	for

3rd	2021.02.04	KT Handset Account Receivable Selling Plan for 2021	Original proposal approved	for	Absence	for

4th	2021.02.24	Approval of investment of Project Olaf	Original proposal approved	for	Absence	for

ø	the 39th AGM on March 29, 2021

•	Inside director Yoon-Young Park expired, Kook-Hyun Kang newly appointed, Jong-Ook Park reappointment

Order	Meeting Date	Agenda	Results of discussion	Inside Director
				Hyeon-Mo Ku	Jong-Ook Park	Kook-Hyun Kang
				(Attendance:100%)	(Attendance: 100%)	(Attendance: 100%)
5th	2021.04.12	Approval of investment of Project Alaska	Original proposal approved	for	for	for
		Approval of investment of Project Stellar	Original proposal approved	for	for	for
6th	2021.05.26	Plan for issuance of 195th KT corporate bonds	Original proposal approved	for	for	for
7th	2021.06.16	Approval of investment of Project Wyoming	Original proposal approved	for	for	for
8th	2021.7.6	Plan for issuance of 2021 1st KT foreign currency corporate bonds	Original proposal approved	for	for	for
9th	2021.7.20	Approval of investment in New Industry Advancement Investment Association with KT-IBK	Original proposal approved	for	for	for
10th	2021.8.18	Approval of BHH acquisition for disposal of Ochang site and relocation of communication facilities on site	Original proposal approved	for	for	for

11th	2021.8.25	Approval of investment in Strategic Investment Association No. 6	Original proposal approved	for	for	for
12th	2021.11.24	Approval for acquiring land adjacent to Jeonnong Building	Original proposal approved	for	for	for
13th	2021.12.22	Approval of blind fund investment for real estate (IDC) business growth	Original proposal approved	for	for	for
		Approval of establishment and address transfer of branch offices	Original proposal approved	for	for	for

•	Related-Party Transaction Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director
				Chan-Hi Park	Hee-Yol Yu	Chung-Gu Kang	Eun-Jung Yeo
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2021.09.03	Proposal on participating in paid-in capital increase for lolab	Original proposal approved	for	for	for	for

•	Corporate Sustainability Management Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director				Inside Director
				Hyun-Myung Pyo	Gang-Cheol Lee	Chan-Hi Park	Tae-Yoon Sung
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 0%)
1st	2021.01.19	Report on 2021 Corporate Sustainability Management plan	Original proposal accepted	for	for	for	for	Absence

ø	the 39th AGM on March 29, 2021

•	Inside director Yoon-Young Park expired, Kook-Hyun Kang newly appointed,

Order	Meeting Date	Agenda	Results of discussion	Outside Director				Inside Director
				Hyun-Myung Pyo	Gang-Cheol Lee	Chan-Hi Park	Tae-Yoon Sung	Kook-Hyun Kang
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
2nd	2021.05.13	Approval to appear in a win-win cooperation organization to spread a culture of shared growth	Original proposal approved	for	for	for	for	for
3rd	2021.08.12	Report on result of Corporate Sustainability Management assessment for the 1H 2021	Original proposal accepted	for	for	for	for	for
4th	2021.12.16	Report on result of Corporate Sustainability Management assessment for 2021	Original proposal accepted	for	for	for	for	for

(4) Independence of the Board of Directors

(a) Independence of appointing BOD members

In order to secure independence and transparency, outside director candidate should be recommended to the AGM by Outside director candidate committee and the outside search and advisory service may be conducted if necessary. Inside director, excluding representative director, should be recommended among executives by representative director with consent of the board of directors and selected from the AGM following the articles of incorporation.

(b) Appointment of new Directors and recommender (as of December 31, 2020)

Title	Name	Tenure	Consecutive term (number of term)	Appointment background	Recommendation	Acting area as a director	Transactions with the company, relationship with major shareholders
Representative director	Hyeon-Mo Ku	March of 2020 ~ AGM day of 2023	—	ICT/Management expert	BOD	Executive committee	None
Inside director	Jong-Ook Park	March of 2020 ~ AGM day of 2022	Consecutive term (1)	ICT/Management expert	Representative director (w/ the consent of BOD)	Executive committee Corporate governance committee Outside director candidate recommendation committee	None
Inside director	Kook-Hyun Kang	March of 2021 ~ AGM day of 2022	—	ICT/Management expert	Representative director (w/ the consent of BOD)	Executive committee Corporate sustainability management committee	None
Outside director	Dae-You Kim	March of 2018 ~ AGM day of 2024	Consecutive term (1)	Corporate relations expert	Outside director candidate recommendation committee	Chairperson of Audit committee Corporate governance committee Outside director candidate recommendation committee	None

Outside director	Gang-Cheol Lee	March of 2018 ~ AGM day of 2024	Consecutive term (1)	Corporate relations expert	Outside director candidate recommendation committee	Chairperson of Corporate governance committee, Corporate sustainability management committee Evaluation and compensation committee	None
Outside director	Hee-Yol Yu	March of 2019 ~ AGM day of 2022	—	ICT expert	Outside director candidate recommendation committee	Chairperson of BOD Corporate governance committee Evaluation and compensation committee Related-party transaction committee	None
Outside director	Tae-Yoon Sung	March of 2019 ~ AGM day of 2022	—	Global affairs /Economy expert	Outside director candidate recommendation committee	Chairperson of Evaluation and compensation committee, Audit committee Corporate sustainability management committee	None
Outside director	Hyun-Myung Pyo	March of 2020 ~ AGM day of 2023	—	ICT/Management expert	Outside director candidate recommendation committee	Chairperson of Corporate sustainability management committee, Corporate governance committee, Evaluation and compensation committee Outside director candidate recommendation committee	None

Outside director	Chung-Gu Kang	March of 2020 ~ AGM day of 2023	—	Telecommunication ICT expert	Outside director candidate recommendation committee	Audit committee, Related-party transaction committee Outside director candidate recommendation committee	None
Outside director	Chan-Hi Park	March of 2020 ~ AGM day of 2022	—	Management expert	Outside director candidate recommendation committee	Chairperson of Related party transaction committee Evaluation and compensation committee, Corporate sustainability management committee	None
Outside director	Eun-Jung Yeo	March of 2020 ~ AGM day of 2023		Accounting·Finance expert	Outside director candidate recommendation committee	Audit committee, Related-party transaction committee Outside director candidate recommendation committee	None

Tenure : Tenure as a director

(c)	Establishing separate committee to appoint new directors

The 10th Board meeting of 2021 (2021.9.16) : Chairperson and members of Outside Director Candidate Recommendation Committee appointed

Name	Whether Outside Director	Note
Chung-Gu Kang (Chairperson)	O	The number of Outside Directors should be more than 50% (fulfilled requirements stipulated in Commercial Act 542(8) 4.)
Gang-Cheol Lee	O
Dae-You Kim	O
Hyun-Myung Pyo	O
Eun-Jung Yeo	O
Jong-Ook Park	X

Excluded Outside Director Hee-Yol Yu, Tae-Yoon Sung, Chan-Hi Park whose tenure ended by the AGM of 2022

•	Outside Director Candidate Recommendation Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director						Inside Director
				Hee-Yol Yu	Tae-Yoon Sung	Hyun- Myung Pyo	Chung-Gu Kang	Chan-Hi Park	Eun-Jung Yeo	Jong-Ook Park
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
1st	2021.02.25	Final decision on Outside Director candidates	Candidates decided	for	for	for	for	for	for	for

The 10th Board meeting of 2021 (2021.9.16) : Chairperson and members of Outside Director Candidate Recommendation Committee appointed

Order	Meeting Date	Agenda	Results of discussion	Outside Directors					Inside Directors
				Chung-Gu Kang	Gang- Cheol Lee	Dae-You Kim	Hyun- Myung Pyo	Eun-Jung Yeo	Jong-Ook Park
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
2nd	2021.11.04	Proposal on operating plan of Outside Director Candidate Recommendation Committee	Committee operating plan approved	for	for	for	for	for	for

(5) Expertise of Outside Directors

KT established a dedicated team(corporate governance team) for outside directors to support the board meeting and committee activities. The corporate governance team provides explanatory meetings in advance, if necessary, to make agendas fully considered and information on business issues.

(a) Supportive team for Outside Directors

Department	Number of Staffs	Job Position(years served)	Activity history
BOD Office of the Management Planning Department	9

Office Director 1 (3.9 years of service)

Team leader 2 (1.3 years of service on average)

Vice director 2 (2.3 years of service on average)

Manager 3 (4.7 years of service on average)

Assistant manager 1 (0.3 years of service)

- Provides daily news about the company and telecom policies and report on major issues

- Reports on preliminary check result for meeting items

- Provides other information needed for outside directors’ job and supports for their requests.

Years served are counted up to date of disclosure

(b) Education for outside directors

Date	Education provider	Attended outside director	Reasons for absence	Education contents
2021. 01. 14	KT	All	—	Cloud/IDC business status and strategy
2021. 01. 19	KT	All	—	Major regulation issues and responds in
2021. 01. 28	KT	Hee-Yol Yu Hyun-Myung Pyo Chung-Gu Kang	for applicants	Financials
2021. 02. 25	KT	All	—	My data business status and strategy KT Group management direction and achievements
2021. 03. 09	KT	Hee-Yol Yu Dae-You Kim Tae-Yoon Sung Hyun-Myung Pyo Chung-Gu Kang Chan-Hi Park Eun-Jung Yeo	private schedule (Alternatively provided education materials	Group Media/Contents business management plan
2021. 04. 13	KT	All	—	Group Real estate business status and strategy Robot business status and strategy The potential and limitations of AI technology
2021. 05. 13	KT	All	—	DX business growth strategy
2021. 06. 15	KT	All	—	Notes for Compliance with the Anti-Corruption Code of Conduct
2021. 06. 17	KT	All	—	Internet Bank estate business status and strategy Digital Health-care business status and strategy
2021. 08. 10	KT	Hee-Yol Yu Gang-Cheol Lee Dae-You Kim Hyun-Myung Pyo Chung-Gu Kang Chan-Hi Park Eun-Jung Yeo	private schedule (Alternatively provided education materials	Business performance in the first half and management direction in the second half
2021. 08. 12	KT	All	—	Cloud business market competition and response Global business status and strategy video training of Anti-corruption
2021. 09. 14	KT	All	—	Financial business market change and response
2021. 09. 16	external auditor	All	—	Internal accounting management system*
2021.10.19	external instructor	Hee-Yol Yu Dae-You Kim Hyun-Myung Pyo Chung-Gu Kang Chan-Hi Park Tae-Yoon Sung Eun-Jung Yeo	private schedule (Alternatively provided education materials	A Study on the Role of the KT Board of Directors

*	CEO Hyeon-Mo Ku, inside director Jong-Ook Park, Kook-Hyun Kang attended

2. Audit Committee

(1) Personal Information of Members of the Audit Committee (As of December 31, 2020)

Name	Outside Director	Experience	Accounting/ Finance Expert
			Expert	Expertise	Relevant career
Dae-You Kim	Yes	- Economic Policy Top Secretary, Presidential Secretariat (Vice Minister Level) - Vice Chairman, Wonik Investment Partners - Outside Director, DB Life Insurance Co., Ltd(Present)	—	—	—
Tae-Yoon Sung	Yes	- Professor at School of Economics, Yonsei University - Dean of Underwood International College, Yonsei University - Director at Korea Money and Finance Association - Editorial Member at Editorial Committee, Korea Economic Association	—	—	—
Chung-Gu Kang	Yes	- Professor at College of Engineering, Korea University - Member of the National Academy of Engineering of Korea - Honorary President at Korea Institute of Communication and Information Sciences - Chair at Consultative Committee for Radio Policy, Ministry of Science and ICT	—	—	—
Eun-Jung Yeo	Yes

- Profess at College of Business, Chung-Ang University

- Member of Asset Management Committee for Employment Insurance / Industrial Insurance Fund, Ministry of Employment and Labor

- Member of Financial subcommittee, Consumer Policy Committee, Fair Trade Commission, Prime Minister’s Office

- Vice President at Korea Money and Finance Association

			Yes	Ph.D. in Finance and accounting	- Qualification : Ph.D. in Economics, University of Michigan - Work Length : Profess at College of Business, Chung-Ang University (2013-Present)

(a) Finance and accounting expert

Director Dae-You Kim is reelected as member of Audit Committee at AGM on March 29th, 2021. Amongst Audit committee members, Director Eun-Jung Yeo is a finance/accounting expert. Director Eun-Jung Yeo received Ph,D in Economics and has worked from September, 2013 as a professor of School of Business, Chung-Ang University.

Director Eun-Jung Yeo is an expert in corporate finance (CSR, remuneration, governance, behavioral finance), Fintech (payment, virtual currency), financial brokerage (credit information, credit card, banking industry), financial investment business, and capital market, writing a number of papers related to Corporate Finance. She also has been in charge of evaluation and advisory services in accounting and finance related fields, such as in government agencies. Please refer to the following for specific major career and financial accounting-related activities.

•	Qualification and work experience

Begin Year	End Year	Experience	Note
1996	1998	Bachelor’s in Chemical Engineering, Seoul National University	—
2000	2006	Ph.D. in Economics, University of Michigan	Qualified : Master’s degree or higher in finance and accounting related field
2013	Present	Profess at College of Business, Chung-Ang University	Qualified : Worked for a university at least as an assistant professor or higher in accounting or finance for an aggregated period of at least five years

•	Other major work experience

•	2017-present : Member of Financial Developments Council, Financial Services Commission

•	2015-present : Member of Evaluation Committee for Public Funds, Ministry of Strategy and Finance

•	2016-present : Member of Financing & Planning Council, City government of Seoul

•	2018-present : Vice President at Financial Information Society of Korea

•	2016 : Vice President, MBA, Chung-Ang University

•	2015-2016 : Director, Korea Money and Finance Association

•	2015-2016 : Coordinator, Korea Securities Association

•	2012-2014 : Public capital redemption fund oversight council, Financial Services Commission

•	2012-2014 : Editorial Board of Asian Review of Financial Research

•	2006-2009 : Research Fellow, Korea Institute of Finance

(2) Independence of Audit Committee

The Audit Committee is established within the Board of Directors and members of the audit committee are appointed at the shareholders’ meeting. The Audit Committee is composed of four Outside Directors. Among the members, Eun-Jung Yeo is the financial expert.

The Audit Committee performs its duties and accounting work independently. If necessary, the Audit Committee and its members have the right to report on the company’s business and investigate the company’s financial status.

Outside Director	Tenure*	Consecutive term (number of term)	Reasons for appointment	Recommender	Roles in the Board	Transaction with the Company, Relationship with the largest shareholder and major shareholders
Dae-You Kim	March of 2021 ~ AGM of 2024	Consecutive term (1)	External Cooperation Expert	Board of Directors	Audit Committee (Chairperson) Corporate Governance Committee(Member), Outside director candidate recommendation committee	None
Tae-Yoon Sung	March of 2020 ~ AGM of 2022	—	Global affairs/ Economy Expert	Board of Directors	Evaluation and compensation committee (Chairperson) Audit Committee, Corporate sustainability management committee	None
Chung-Gu Kang	March of 2020 ~ AGM of 2023	—	ICT Expert	Board of Directors	Audit Committee Related-party transaction committee Outside director candidate recommendation committee	None
Eun-Jung Yeo	March of 2020 ~ AGM of 2023	—	Finance/Accounting Expert (Article 37 (2) 2 of the Enforcement Decree of the Commercial Act)	Board of Directors	Audit Committee Related-party transaction committee Outside director candidate recommendation committee	None

(3) Major Activities of the Audit Committee

Order	Date	Agenda	Result of Discussion	Outside Director
				Dae-You Kim	Tae-Yoon Sung	Chung-Gu Kang	Eun-Jung Yeo
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)
1st	2021.02.04	Approval of audit and non-audit services for consolidated company for the Fiscal year 2021	Original proposal approved	for	for	for	for
	2021.02.04	2021 Compliance Plan Report	Original proposal accepted	for	for	for	for
2nd	2021.02.25	Report on operational condition of the internal accounting management system for 2020	Original proposal accepted	for	for	for	for
		Report on audit records for 2020 and audit plan for 2021	Original proposal accepted	for	for	for	for

3rd	2021.03.04	Report on final audit for fiscal year 2020	Original proposal accepted	for	for	for	for
		Evaluation report on operational status of internal compliance device of the audit committee for 2020	Original proposal approved	for	for	for	for

4th	2021.03.18	Evaluation Opinion on the Operation Status of the Audit Committee’s Internal Monitoring System	Original proposal approved	for	for	for	for
		Research result report on agenda and documents of the annual general meeting of shareholders for the 39th term	Original proposal approved	for	for	for	for
		Audit report of the annual general meeting of shareholders for the 39th term	Original proposal approved	for	for	for	for
		Appointment of the Chairman of the Compliance Committee	Appointment of Chairperson	for	for	for	for

After the 39th General Meeting of Shareholders on March 29, 2020

- Outside Director Dae-You Kim reappointed as Audit Committee member

Order	Date	Agenda	Result of Discussion	Outside Director
				Dae-You Kim	Tae-Yoon Sung	Chung-Gu Kang	Eun-Jung Yeo
				(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)	(Attendance: 100%)

5th	2021.03.30	Appointment of the chairman of Audit committee	Chairman appointed	for	for	for	for
		Delegation of authority for prior approval of non-audit service of external auditor	Original proposal approved	for	for	for	for

6th	2021.04.08	Report on US filing consolidated financial statements final audit for the Fiscal year 2020	Original proposal accepted	for	for	for	for
		Report on the status of audit performance by external auditors in fiscal year 2020	Original proposal accepted	for	for	for	for

7th	2021.05.11	Report on financial statements(separate and consolidated) of the 1Q 2021	Original proposal accepted	for	for	for	for

8th	2021.08.10	Report on financial statements(separate and consolidated) of the 1H 2021	Original proposal accepted	for	for	for	for
		Report on final audit for the first half of fiscal year 2021	Original proposal accepted	for	for	for	for
		Report on audit result for the first half of fiscal year 2020 and audit plan for second half of fiscal year 2021	Original proposal accepted	for	for	for	for
		Report on hiring results of management executives in the first half of 2021	Original proposal accepted	for	for	for	for
9th	2021.11.09	Report on financial statements(separate and consolidated) of the 3Q 2021	Original proposal accepted	for	for	for	for
		Report on compliance performance in 2021	Original proposal accepted	for	for	for	for
		Report on External auditor selection criteria of FY2022-FY2024	Original proposal approved	for	for	for	for
		Approved audit service for consolidated companies(periodic designation) by external auditors in fiscal year 2021 and limit change of non-audit service of external auditor	Original proposal approved	for	for	for	for
		Report on Compliance Officer Evaluation Results in fiscal year 2021	Evaluation grade determined	for	for	for	for
10th	2021.11.23	Report on External auditor selection of FY2022-FY2024	Original proposal approved	for	for	for	for
11th	2021.12.10	Approved Final selection of external auditors and approval of remuneration of FY2022-FY2024	Original proposal approved	for	for	for	for
		Approved audit service for consolidated companies(periodic designation) by external auditors	Original proposal approved	for	for	for	for

(4) Education plan

Though auditors already have sufficient experience and knowledge, KT provides auditors with reports and education programs about related issues such as industry which KT belongs to, change in management environment, legal change and etc..

- Briefing on major change in management environment and compliance issue

- Seminars related with the Audit Committee

- Educational programs or conference

(5) Audit Committee Education status

Date	Education provider	Attended audit member	Reasons for absence	Education contents
2021. 04. 22	Audit Committee Forum	Dae-You Kim Eun-Jung Yeo Chung-Gu Kang	due to personal schedule (Substitute for provision of educational materials)	- Covid 19 & ESG - ESG-related reporting & Role of the Audit Committe

2021. 06. 15	KT	All	—	Notes for Compliance with the Anti-Corruption Code of Conduct

2021. 07. 15	Audit Committee Forum	All	—	- Internal accounting management system experience and lessons learned - Changes in the internal accounting management system & Role of the Audit Committe

2021. 08. 12	KT	All	—	video training of Anti-corruption

2021.11.18	Audit Committee Forum	All	—	- Review of the feasibility of the audit committee’s best practices and improvement plans - The role of investigation and reporting by the audit committee based on cases

Anti-corruption education(2021.6.15, 2021.8.12) is provided to all outside directors, including audit committee members

(6) Supportive team for Audit Committee

Department	Number of Staffs	Job Position(years served)	Activity history
Ethics Management Office	47	Offce Head 1 (3 years of service) Director 2 (2.6 years of service on average) Team leader 8 (2.7 years of service on average) Team members 36 (3.7 years of service on average)

•  Group/company-wide ethical management promotion and organizational soundness and ethics diagnosis/audit

•  Company-wide risk management and compliance status diagnosis and inspection

•  Group/company-wide accounting audit and internal control diagnosis

(7) Matters on Compliance officer

•	Name : Byung-Sam Park

•	Qualification : Passed the 35th Korean judicial examination(1993), Lawyer

•	Education

•	Graduated School of Law, Korea University (1990)

•	Studied in Munich University, Germany (2007~2008)

•	Completed executive course in School of Law, Seoul University (2014)

•	Professional experience

•	Completed the 27th training of the Judicial Research and Training Institute (1998)

•	Judge of Daegu, Incheon, Seoul Central and Seoul Southern District Court (1998~2007)

•	Judge of Seoul High Court (2009~2010)

•	Delegated to Constitutional Court (2010~2012)

•	Judge in charge of warrant at Seoul Central District Court (2012~2013)

•	Vice president, Legal Affair Department of Legal Affair Center, KT Ethics Management Office / Legal Affair 1 Department, Legal Affairs office (2013~2015)

•	Head of KT Legal Affair Office, Corporate Planning Group (2017.12.~2018.11)

•	Head of KT Legal Affair Office (2018.11 ~ Present)

•	Major Activities and results

Items	Date/Period	Contents	Result
Compliance education	On occasion

- Conducting compliance training by department by major position

- Online education including anti-graft/foreign anti-corruption laws for all employees

- Conducting compliance education for group companies and business partners

Nothing significant to report

Compliance Support	On occasion

- Enactment and enforcement of the ‘Code of Conduct for Anti-Corruption’ to comply with the Anti-Graft Act and FCPA (‘21.3~)

- Introduction of third-party risk assessment and compliance due diligence process (‘12.12~)

- Conducting legal review on the work performed by executives and employees and contracts

- Establish a communication channel between compliance officers and employees by building a compliance platform

(Regular access to compliance control related materials, support for voluntary compliance activities by department)

- Establishment & support of group compliance system

(Compliance management consulting for group companies, operation of group compliance management council)

Nothing significant to report

Compliance check	On occasion

- Support for setting major legal risk areas and establishing compliance inspection plans for each department

- Report the plan and results of compliance activities to the audit committee

- Report to the Board of Directors on the results of the inspection on compliance with the compliance control standards

- Operation of the Compliance Committee (the highest decision-making body related to compliance control) and the Compliance Secretariat

Nothing significant to report

•	Supportive team for the compliance officer

Department	Number of Staffs	Job Position(years served)	Activity history
Compliance Office	16

Team leader 3 (3.4years of service on average)

Director 4 (1.7 year of service)

Senior Manager 6 (4.4 years of service on average)

Manager 1 (0.8 years of service on average)

Lawyer 2 (6.1 years of service on average)

- Corporate compliance planning

- Compliance trainings for employees

- Inspection and evaluation on each compliance area

- Facilitating compliance to be culturally embedded

- Provides prior report on main issues

- Supports compliance decision making entities(Audit committee, Compliance committee and others)

3. Matters on Shareholder’s Exercise of Voting Rights

A.	Adoption of Cumulative Voting System

•	Automatic introduction of the cumulative voting system was implemented following the completion of the privatization process in 2002.

•

Where a general meeting of shareholders of a company is convened to appoint two or more directors, shareholders who hold no less than three percent of the total number of issued and outstanding shares excluding nonvoting shares may request the company to appoint directors based on cumulative voting, except as otherwise provided for by the articles of incorporation.

•

Each shareholder shall have the same number of voting rights per share as directors to be elected, with respect to the resolutions for election of directors, and the voting rights may be exercised based on cumulative voting for one or several candidates for directors

•	Where directors are to be elected by a vote, the directors shall be elected in order of candidates who obtain the most votes.

•	For further information, refer to Commercial Act Article 382-2(Cumulative Voting) and Article 542-7(Special cases concerning Cumulative Voting)

B.	Adoption of the Written Voting System or Electronic Voting

•

Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005). The written voting system has been introduced and exercised to protect right of the minority shareholders. To make minor shareholders can exercise voting right on each agenda with the written vote measure, KT sends voting papers with the AGM notice and shareholders can exercise voting rights by marking for/against on voting paper and mailing back to the company before the meeting.

Article 22-2 (Exercise of Voting Rights by Writing)

(1) The Shareholders may exercise their voting rights by writing without attending the General Meetings of Shareholders in person.

(2) In case of Paragraph (1) above, KT shall send the notice of convening the General Meeting of Shareholders, together with written documents and reference materials necessary for the Shareholders to exercise their voting rights.

(3) The Shareholders desiring to exercise their voting rights by writing shall enter necessary matters in the written documents under paragraph (2) and submit them to KT by the date immediately preceding the date set for the Meeting.

•

To promote attendance for the shareholders’ meeting, KT improved shareholders’ convenience by adopting electronic voting through the BOD resolution on February 6, 2020 in accordance with the Commercial Act Article 368-4(Exercise of Voting Rights by Electronic Means). On the AGM notice, KT will notice that shareholders mayn exercise vote by electronic means. When shareholders exercise an absentee vote, he/she shall choose to do so either in writing or by electronic mean in accordance with the Commercial Act Article 368-4(4).

4. Equity Investments

[As of December 31, 2021]							(Units: In Share, Won million)
Name of Company or Item	Beginning Balance			Increase (Decrease)			Ending Balance			Financial Facts (Latest fiscal year)
	Number of Shares	Equity Ratio	Book Value	Acquisition (Disposal)		Valuation	Number of Shares	Equity Ratio	Book Value	Total Assets	Net Profits
				Shares	Amounts
KT Powertel Co., Ltd.	7,771,418	44.8%	37,419	-7,771,418	-37,419	—	0	0%	0	119,694	3,809
KT Linkus Co., Ltd.	3,075,232	87.3%	6,738	—	—	—	3,075,232	87.3%	6,738	54,219	-4 ,653
KT Submarine Co., Ltd. (*1)	8,085,000	39.3%	24,370	—	—	—	8,085,000	39.3%	24,370	116,813	1,197
KT Sat Co., Ltd.	10,000,000	100.0%	390,530	—	—	—	10,000,000	100.0%	390,530	593,616	20,830
KT Telecop Co., Ltd.	5,765,911	86.8%	134,308	—	—	—	5,765,911	86.8%	134,308	363,224	3,985
KTCS Corporation (*1)	3,177,426	7.8%	6,427	—	—	—	3,177,426	7.9%	6,427	294,669	14,709
KTIS Corporation (*1)	10,196,190	30.8%	30,633	—	—	—	10,196,190	31.4%	30,633	369,672	25,253
KT Skylife Co., Ltd. (*1)	23,908,000	50.3%	311,696	—	—	—	23,908,000	50.3%	311,696	1,147,038	51,254
SkylifeTV Co., Ltd.	6,000,000	14.8%	3,000	-6,000,000	-3,000	—	0	0%	0	75,459	9,033
KT Estate Inc.	15,848,819	100.0%	1,084,522	—	—	—	15,848,819	100.0%	1,084,522	2,045,125	13,361
Next connect PFV	73,696,974	100.0%	24,250	—	—	—	73,696,974	100.0%	24,250	518,441	-6,519
GE premier CR-REITs	600,000	54.3%	3,000	-600,000	-3,000	—	0	0%	0	—	—
BC card Co., Ltd.	3,059,560	69.5%	633,004	—	—	—	3,059,560	69.5%	633,004	3,801,579	101,578
H&C Network	8,903	1.0%	848	—	—	—	8,903	1.0%	848	90,437	5,540
KT Sprorts Co., Ltd.	2,904,000	66.0%	14,520	—	—	—	2,904,000	66.0%	14,520	29,524	-2,039
Autopion Co., Ltd.	400,000	100.0%	2,000	-400,000	-2,000	—	—	—	—	4,903	-2,459
KT Service Bukbu Co., Ltd.	476,094	67.3%	7,092	—	—	-3,219	476,094	67.3%	3,873	59,341	1,128

[As of December 31, 2021]							(Units: In Share, Won million)
Name of Company or Item	Beginning Balance			Increase (Decrease)			Ending Balance			Financial Facts (Latest fiscal year)
	Number of Shares	Equity Ratio	Book Value	Acquisition (Disposal)		Valuation	Number of Shares	Equity Ratio	Book Value	Total Assets	Net Profits
				Shares	Amounts
KT Service Nambu Co., Ltd.	531,127	76.4%	10,160	—	—	—	531,127	76.4%	10,160	62,513	1,430
KT MOS Bukbu Co., Ltd. (*1)	409,991	100.0%	6,334	—	—	—	409,991	100.0%	6,334	32,511	1,637
KT MOS Nambu Co., Ltd. (*1)	248,515	98.4%	4,267	—	—	—	248,515	98.4%	4,267	37,226	2,016
KT Engineering Co., Ltd. (KT ENGCORE)	1,000,000	59.8%	28,000	400,000	28,000	—	1,400,000	59.8%	28,000	185,850	-366
KTDS Co., Ltd. (*1)	2,400,000	95.5%	19,616	—	—	—	2,400,000	95.5%	19,616	244,168	18,191
KT GDH Co., Ltd. (KT SB Data service)	7,400,000	100.0%	7,544	—	—	—	7,400,000	100.0%	7,544	11,464	553
KT M mobile Co., Ltd.	40,000,000	100.0%	102,237	—	—	—	40,000,000	100.0%	102,237	144,175	5,918
KT Alpha Co., Ltd.	22,750,000	63.7%	120,078	11,804,525	10,846	—	34,554,525	70.5%	130,924	390,671	-8,692
KT M&S Co., Ltd.	47,400,000	100.0%	26,764	—	—	—	47,400,000	100.0%	26,764	241,377	3,496
KT Huimangjieum	300,000	100.0%	1,500	300,000	1,500	—	600,000	78.1%	3,000	6,399	622
KT Commerce, Inc.	266,000	19.0%	1,782	—	—	—	266,000	19.0%	1,782	130,889	4,158
KT M hows Co., Ltd.	760,000	76.0%	6,794	-760,000	-6,794	—	0	0%	0	—	—
Genie Music Corporation (*1)	20,904,514	36.2%	37,417	-20,904,514	-37,417	—	0	0	% 0	287,986	14,288
Nasmedia Inc. (*1)	3,742,406	44.0%	23,051	—	—	—	3,742,406	44.0%	23,051	322,623	22,452
PlayD Co., Ltd.	3,008,989	23.5%	20,000	—	—	—	3,008,989	23.5%	20,000	141,799	-73
Storywiz Co., Ltd.	2,800,000	100.0%	14,000	-2,800,000	-14,000	—	0	0%	0	18,503	-4,047
KT Music Contents Investment Fund No.1	840,000,000	23.3%	840	-840,000,000	-840	—	0	0%	0	—	—
KT Music Contents Investment Fund No.2	4,000,000,000	26.7%	4,000	—	—	—	4,000,000,000	26.7%	4,000	14,985	-30
KT-Michigan Global Contents Fund	9,420	53.5%	9,420	—	-9,420	—	9,420	53.5%	0	3,552	10,032

[As of December 31, 2021]							(Units: In Share, Won million)
Name of Company or Item	Beginning Balance			Increase (Decrease)			Ending Balance			Financial Facts (Latest fiscal year)
	Number of Shares	Equity Ratio	Book Value	Acquisition (Disposal)		Valuation	Number of Shares	Equity Ratio	Book Value	Total Assets	Net Profits
				Shares	Amounts
KT Investment Co., Ltd.	4,000,000	100.0%	20,000	—	—	—	4,000,000	100.0%	20,000	21,572	2,626
KT Strategic Investment Fund No. 2	173	90.9%	10,245	-94	-7,864	—	79	90.9%	2,381	6,434	-8,537
KT Strategic Investment Fund No. 3	45	86.7%	4,507	-16	-1,560	—	29	86.7%	2,947	5,989	735
KT Strategic Investment Fund No. 4	190	95.0%	19,000	—	—	—	190	95.0%	19,000	15,785	-688
KT Strategic Investment Fund No. 5	125	95.0%	12,540	65	6,460	—	190	95.0%	19,000	19,250	-381
Korea Telecom America, Inc.	4,500	100.0%	2,376	—	—	—	4,500	100.0%	2,376	4,498	712
Korea Telecom Japan Co., Ltd.	1,671	100.0%	—	—	—	—	1,671	100.0%	—	2,694	1
Korea Telecom China Co., Ltd.	—	100.0%	2,160	—	—	—	4,500	100.0%	2,376	4,884	201
KT Hong Kong Telecommunications Co., Ltd.	405,000	100.0%	460	—	—	—	405,000	100.0%	460	6,613	1,313
KT Dutch B.V.	222,098	100.0%	32,359	-222,098	-32,359	—	0	0%	0	—	—
KT Belgium	81,049,999	99.9%	5,489	-81,049,999	-5,489	—	0	0%	0	—	—
KBTO sp.z o.o.	546,240	97.4%	—	-546,240	—	—	0	0%	0	—	—
AOS Ltd.	1,530,000	51%	1,876	0	2	—	1,530,000	51.0%	1,878	11,539	823

(*1)	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the equity ratio.

VI. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

1. Directors

Changes since the preparation date

Inside and outside directors have been changed through the 31, December 2021 as follows.

Name	Date of Birth	Position	Years with the Company	Expiration of Term of Office
Inside Directors (1)
Hyeon-Mo Ku	January 13, 1964	Representative Director and Chief Executive Officer	12	2023 AGM
Jong-Ook Park	January 24, 1962	President, Head of Corporate Planning Group	7	2022 AGM
Kook-Hyun Kang	September 8, 1963	President, Head of Customer Business Group	11	2022 AGM
Outside Directors (1)
Gang-Cheol Lee	May 6, 1947	Outside Director, Paju Country Club Co., Ltd. Outside Director Candidate Recommendation Committee	3	2024 AGM
Dae-You Kim	July 21, 1951	Outside Director, DB Life Insurance Co., Ltd. Outside Director Candidate Recommendation Committee	3	2024 AGM
Hee-Yol Yu	January 12, 1947	Board Chairperson, Korea Carbon Capture & Sequestration R&D Center	2	2022 AGM
Tae-Yoon Sung	February 13, 1970	Professor, School of Economics, Yonsei University	2	2022 AGM
Hyun-Myung Pyo	October 21, 1958	Outside Director, Hankook Tire & Technology Co., Ltd.	1	2023 AGM
Chung-Gu Kang	December 12, 1962	Professor, School of Electrical Engineering, Korea University	1	2023 AGM
Chan-Hi Park	December 2, 1964	Professor, School of Business, Chung-Ang University	1	2022 AGM
Eun-Jung Yeo	February 15, 1973	Professor, School of Business, Chung-Ang University Outside Director Candidate Recommendation Committee	1	2023 AGM

2. Senior Management (As of December 31, 2021)

Name	Title and Responsibilities	Year of Birth
Kyunglim Yoon	Head of Group Transformation Division	1963
Byung-Sam Park	Senior Executive Vice President, Ethics Office	1966
Chang-seok Seo	Senior Executive Vice President, Network Group	1967
Jae-Ho Song	Senior Executive Vice President, AI/DX Convergence Business Group	1966
Soo-Jung Shin	Senior Executive Vice President, Enterprise Business Group	1965
Hyun-Yok Sheen	Senior Executive Vice President, Corporate Management Group	1968
Sang-Don Ahn	Senior Executive Vice President, Legal Affairs Office	1962
Jung-min Woo	Executive Vice President, IT Planning Office	1964
Dong-Sik Yun	Executive Vice President, Cloud/IDC Business Office	1963
Bong-Gyun Kim	Executive Vice President, Busan/Gyeongnam Regional Headquarter	1972

Young-woo Kim	Executive Vice President, Group Management Office	1967
Young-Jin Kim	Executive Vice President, Financial Management Office	1967
Lee-han Kim	Executive Vice President, Institute of Convergence Technology	1966
Chae-hee Kim	Executive Vice President, Strategic Planning Office	1974
Hoon-bae Kim	Executive Vice President, Media Business Unit	1963
Chi-Yong Ahn	Executive Vice President, Northern Seoul/Gangwon Regional Headquarter	1966
Chang-yong Ahn	Executive Vice President, Daegu-Gyeongbuk Regional Headquarter	1966
Chi-yong Ahn	Executive Vice President, Northern Seoul/Gangwon Regional Headquarter	1966
Yul-Mo Yang	Executive Vice President, Public Relations Office, Public Relations Office	1967
Kyung-Hwa Ok	Executive Vice President, IT Strategy Unit	1968
Gong-hwan Lee	Executive Vice President, Director of Policy Cooperation	1966
Seon-joo Lee	Executive Vice President, Group HR Devlopment Office Training Course	1969
Changho Lee	Executive Vice President, CEO Support Unit	1972
Hyeon-Seuk Lee	Executive Vice President, Chungnam/Chungbuk Regional Headquarter	1966
Jong-Taek Lim	Executive Vice President, External Cooperation Office	1964
Sang-Kwi Chang	Executive Vice President, Legal Affairs Department 1	1968
Jung-Soo Jung	Executive Vice President, Southern Seoul/Western Seoul Regional Headquarter	1966
Hoon Jo	Executive Vice President, SCM Strategy Office	1966
Jung-Yong Ji	Executive Vice President, Jeonnam/Jeonbuk Regional Headquarter	1968
Chanki Choi	Executive Vice President, Sales Operating Business Unit	1966
Jun Go	Senior Vice President, Head of Legal Office Legal P-TF	1971
Gang-Bon Koo	Senior Vice President, Customer Business Unit	1972
Jaehyung Koo	Senior Vice President, Network Research Technology Support Unit	1972
Oh-ryung Kwon	Senior Vice President, Group Affiliate Manager	1969
Hye-Jin Kwon	Senior Vice President, Network Strategy Department	1971
Hee-geun Kwon	Head of Seoul Metropolitan Area Wholesale Sales Department	1970
Kwang-dong Kim	Senior Vice President, Policy Cooperation Office	1970
Moo-Seong Kim	Senior Vice President, ESG Management & Implementation office	1972
Byung-Kyun Kim	Senior Vice President, Device Business Unit	1968
Bong-Ki Kim	Senior Vice President, Director of Convergence Laboratory	1968
Sang-Kyoon Kim	Senior Vice President, Management Support Office	1970
Seong-ll Kim	Senior Vice President, Chungnam/Chungbuk Network O&M Headquarter	1966
Seung-Woon Kim	Senior Vice President, Infra Service Unit	1968
Young-sul Kim	Senior Vice President, External Cooperation P-TF	1967
Young-sik Kim	Senior Vice President, Head of DX Platform Business Unit	1972
Young-In Kim	Senior Vice President, Network Strategy Unit	1968
Jae-Kwon Kim	Senior Vice President, Biz Customer Business Unit	1968
Jun-Ho Kim	Senior Vice President, Public/Finance Customer Business Unit	1965
Pyeong Ryu	Senior Vice President, Jeonnam/Jeonbuk Enterprise Customer Sales Headquarter	1966
Sang-ryong Moon	Senior Vice President, IT Consulting Unit	1967
Sung-Uk Moon	Senior Vice President, Global Business Unit	1972
Young-Il Moon	Senior Vice President, Data & Information Security Unit	1966
Hye-Byung Min	Senior Vice President, Enterprise Service DX Unit	1969
Soon-ha Park	Senior Vice President, Head of Business Support Unit	1965
Yong-Man Park	Senior Vice President, Jeonnam/Jeonbuk Customer Sales Headquarter	1965
Jeong-Jun Park	Senior Vice President, Enterprise Customer Business Unit	1967
Jeong-Ho Park	Senior Vice President, Customer DX Business Unit	1970
Jong-Ho Park	Senior Vice President, Network Control Unit	1964
Hyo-Il Park	Senior Vice President, Customer Experience Innovation Unit	1970
Soon-min Bae	Senior Vice President, AI2XL Laboratory	1980
Seung-Yun Paik	Senior Vice President, Strategic Investment P-TF	1970
Ki-Hong Seo	Senior Vice President, Daegu/Gyeongbuk Enterprise Customer Sales Headquarter	1967
Young-Soo Seo	Senior Vice President, Network Research Technology Support Unit	1968

Jeong-Hyun Seo	Senior Vice President, Legal Affairs Department 3	1971
Won-je Seong	Senior Vice President, Southern Seoul/Western Seoul Enterprise Customer Sales Headquarter	1972
Hoon-Joo Shin	Senior Vice President, Corporate Image Strategy P-TF	1971
Jin-Ho Yang	Senior Vice President, Legal Affairs Department 2	1973
Jae-Min Eom	Senior Vice President, Busan/Gyeongnam Customer Sales Headquarter	1965
Hun-Yong Oh	Senior Vice President, Enterprise Business Consulting & Implementation Unit 2	1966
Heung-Jae Won	Senior Vice President, Western Seoul Customer Sales Headquarter	1967
Young-Kyu Yoo	Senior Vice President, Enterprise Strategic Planning Headquarter	1971
Chang-Kyu Yoo	Senior Vice President, Northern Seoul/Gangwon Enterprise Customer Sales Headquarter	1966
Kyung Mo Yoon	Senior Vice President, SCM Strategy Unit	1969
Jinheon Yoon	Senior Vice President, Media R&D P-TF	1968
Mi-Hee Lee	Senior Vice President, CEO Level Consulting Unit	1970
Sang-Il Lee	Senior Vice President, Northern Seoul/Gangwon Network O&M Headquarter	1964
Sang-ho Lee	Senior Vice President, AI Robot Business Unit	1975
Young-Jun Lee	Senior Vice President, Chungnam/Chungbuk Enterprise Customer Sales Headquarter	1968
Young-Jin Lee	Senior Vice President, Group HR Unit	1972
Yong-Gyoo Lee	Senior Vice President, Busan/Gyeongnam Network O&M Headquarter	1965
Jong-Sik Lee	Senior Vice President, Infra DX Laboratory	1972
Seung-Hyouk Lim	Senior Vice President, Digital Bio Health Business Unit	1970
Jang-Mi Lim	Senior Vice President, Industry Biz 2 P-TF	1966
Gil-Sung Jeong	Senior Vice President, Management Strategic Unit	1974
Jae-Wook Jeong	Senior Vice President, CEO Office team 1	1972
Seong-Eun Cho	Senior Vice President, S/W Development Unit	1971
Young-Sim Jin	Senior Vice President, Group HR Development Academy	1972
Kang-Rim Choi	Senior Vice President, AI Mobility Business Unit	1974
Sung-Wook Choi	Senior Vice President, Daegu/Gyeongbuk Customer Sales Headquarter	1965
Si-Hwan Choi	Senior Vice President, Eastern Seoul Customer Sales Headquarter	1967
Joon-Ki Choi	Senior Vice President, AI/BigData Business Unit	1974
Ja-Kyung Hahn	Senior Vice President, Industry Biz 1 P-TF	1971
Suk-Zoon Huh	Senior Vice President, Institute of Economic & Business Research	1967
Tae-Zoon Huh	Senior Vice President, Enterprise Business Consulting & Implementation Unit 1	1970
Sung-Pil Hong	Senior Vice President, Group Real Estate Department	1965
Tae-Hyun Hwang	Senior Vice President, Cloud/DX Strategy Department	1971

3. Current Status of Employees

(Unit: Persons, Years, Won million)
Type	Number of Employees			Average Years in Continuous Service	Total Payroll	Average Payroll per Person	Non-affiliated workers
	General	Other	Total
Total	21,087	672	21,759	21.7	1,991,370	95	165
•	Number of employees as of December 31, 2021.
•	Average years in continuous services was calculated based on workers excluding fixed-term workers.
•	Total Payroll and Average payroll per person are the amount of earned income under the income tax law of regular and unregistered executives.

4. Remuneration to Executive Officers

A.	Total Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

	(Unit: Won million)
Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person
3 Inside Directors	4,979	5,800	1,660
8 Outside Directors	826		104

•	The total amount paid and the average amount paid per person includes severance pay for former CEO and former inside directors following the Severance Pay Regulation for Executives.

B. Standards for payment of remuneration for directors and auditors

(1) Standards for payment of remuneration for CEO and Inside Directors

(a) Earned income

Earned income consists of salary(base and position pay), bonus(short-term and long-term bonus), and other income.

•

Base pay : The amount determined by the board of directors’ resolution and the contract for delegation of management officers shall be paid 1/12 per month on the date of remuneration payment by the company.

•

Position pay : The amount determined by the board’s resolution and the contract for delegation of executive officers according to the importance of the position he performs shall be paid 1/12 per month on the date of remuneration payment by the company.

•

Short-term bonus : Short-term bonuses are paid after the resolution of the board of directors, reflecting the results of the evaluation of the annual target. The measurement index consisting of sales, operating profit, etc. and the non-measuring index for the major matters of the year are collected and paid within the range of 0-180% of the base salary.

•

Long-term bonus : It can be paid up to 0-180% of the base salary according to the management contract and the delegated contract, and it is paid in shares with limited transfer. (Payment based on TSR and Group EBITDA achievement)

•	The long-term performance bonus in 2020 has been changed to be paid within the range of 0~140% of the base salary.

•	Other income : Payment of medical examination expenses, medical expenses, etc. in accordance with the standards for executive benefits.

(b) Retirement income

Retirement income is determined by the average monthly wage and number of years of service. The CEO shall pay five times the average monthly wage multiplied by the number of years of service, and the Inside director shall pay three times the amount.

(2). Standards for payment of remuneration for Outside Directors

•	The monthly fixed amount : It shall be paid on the company’s remuneration payment date at the same level every month as determined by the board of directors.

•

Attendance expenses : Attendance expenses are calculated based on the amount determined by the board of directors’ resolution. This will be settled according to the number of meetings of the board of directors and committees and paid on the next month’s remuneration payment date.

•

Stock compensation : In accordance with the resolution of the board of directors, stock compensation shall be paid in the following year with a transfer restriction shares of 20 million won per person.

•	Other income : Payment of medical examination expenses, etc. in accordance with the standards for supporting outside directors

C. Executives and employees with a remuneration of 500 million won or more

	(Unit: Won million)
Name	Position	Total Amount Paid
Yoon Yong Park	Former President	2,020
Hyeon-Mo Ku	Chief Executive Officer	1,522
Jong-wook Park	President	985
Kook-hyun Kang	President	806

•	The total amount paid includes severance pay for former CEO and former inside directors following the Severance Pay Regulation for Executives.

Name	Type		Total Amount Paid (KRW million)	Note
Yoon Yong Park	Earned income	Salary	74	Based on the resolution of the board of directors, the total base pay was 294 million won
		Incentives	399	The incentives has been decided by evaluating revenue and operating profits of the previous year as the quantitative indicators and considering the business competitiveness and the status as the qualitative indicators comprehensively. The short-term incentives can be 0~140% of the base pay and Long-term performance pay is a comprehensive evaluation of total shareholder return, group EBITDA achievement, and group sales achievement can be paid within the range of 0~95% of the base pay. In accordance with the resolution of the board of directors, the performance bonus of the previous year was comprehensively evaluated and bonus of KRW 399 million was paid. * Executive Director at the time of 2020
		Stock option	—	—
		Fringe benefits	7	Including medical expenses, health checkup costs
	Retirement income		1,540	In accordance with the executive retirement payment, 3 months prior to the date on which the reason for resignation occurred regulations approved at the general meeting of shareholders It was calculated by reflecting the length of service (13.3 years) in the base salary (the sum of the base pay and the position pay, 115.8 million won).
	Others		—	—

Name	Type		Total Amount Paid (KRW million)	Note

Hyeon-Mo Ku	Earned income	Salary	556	Based on the resolution of the board of directors, the total base pay was 356 million won and the total position pay was 200 million won.
		Incentives	946

Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-
term incentives can be 0~180% of the base pay and long-term performance pay is a comprehensive evaluation of total shareholder return, group EBITDA achievement, and group sales achievement can be paid within the range of
0~140% of the base pay.

- In accordance with the resolution of the board of directors, the performance of the previous year was comprehensively evaluated and a performance bonus of KRW 946 million was paid.

* KRW 946 million paid as a performance bonus includes the amount calculated by the stock price at the time of the number of stocks paid to individuals as long-term incentives

		Stock option	—	—

		Fringe benefits	20	Including medical expenses, health checkup costs

	Retirement income		—	—

	Others		—	—

Name	Type		Total Amount Paid (KRW million)	Note

Jong-wook Park	Earned income	Salary	454	Based on the resolution of the board of directors, the total base pay was 294 million won and the total position pay was 160 million won.
		Incentives	509

Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-
term incentives can be 0~140% of the base pay and the long-term incentives can be 0~95% of the base pay. - In accordance with the resolution of the board of directors, the performance of the previous year was comprehensively evaluated and a performance bonus of KRW 509 million was paid.

* KRW 509 million paid as a performance bonus includes the amount calculated by the stock price at the time of the number of shares paid to an individual as a long-term performance bonus

		Stock option	—	—

		Fringe benefits	22	Including medical expenses, health checkup costs

	Retirement income		—	—

	Others		—	—

Name	Type		Total Amount Paid (KRW million)	Note

Kook-hyun Kang	Earned income	Salary	451	Based on the resolution of the board of directors, the total base pay was 294 million won and the total position pay was 160 million won.
Incentives	345	Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-term incentives can be
0~140% of the base pay and the long-term incentives can be 0~95% of the base pay. -
In accordance with the resolution of the board of directors, the performance of the previous year was comprehensively evaluated and a performance bonus of KRW
345 million was paid. * Executives at the time of 2020 * KRW 345 million paid as a performance bonus includes the amount calculated by the stock price at the time of the
				number of shares paid to an individual as a long-term performance bonus
		Stock option	—	—

		Fringe benefits	10	Including medical expenses, health checkup costs

	Retirement income		—	—

	Others		—	—

D. Grant and Exercise of Stock Option

* Not applicable as of December 31, 2021.